FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2002

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

Suite 1200, 95 Wellington Street West
Toronto, Ontario
M5J 2V4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ________ Form 40-F ____X____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____X____ No ________

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.

FALCONBRIDGE LIMITED

Suite 1200
95 Wellington Street West
Toronto, Ontario
M5J 2V4

Notice of the annual meeting of shareholders

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of Falconbridge Limited (the "Corporation") will be held at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario on *Friday, April 19, 2002 commencing at 11:00 a.m.* (Toronto time) for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the year ended December 31, 2001 together with the report of the auditor thereon;
2. to elect directors;
3. to appoint an auditor and to authorize the directors to fix the auditor's remuneration; and
4. to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Full particulars of the foregoing matters are set forth in the accompanying management information circular. A copy of the 2001 Annual Report of the Corporation containing the consolidated financial statements of the Corporation as at and for the year ended December 31, 2001 together with the report of the auditor thereon accompanies this notice.

Shareholders are invited to attend the meeting. Shareholders who are unable to be present at the meeting, are requested to date, complete, sign and return the accompanying proxy in the envelope provided for that purpose, not later than 48 hours prior to the meeting.

DATED at Toronto, Ontario, this 1st day of March, 2002.

By Order of the Board of Directors

George D. Gordon
Secretary and Assistant General Counsel

Management information circular

SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation by the management of Falconbridge Limited (the "Corporation") of proxies for use at the annual meeting of shareholders of the Corporation (the "Meeting") to be held on Friday, April 19, 2002, at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario commencing at 11:00 a.m. (Toronto time), and at any adjournment thereof, for the purposes set forth in the Notice of Meeting. The solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers, employees or representatives of the Corporation. All costs of solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are officers of the Corporation. **A shareholder has the right to appoint a person (who need not be a shareholder) other than the persons named in the accompanying form of proxy to represent the shareholder at the Meeting and the shareholder may exercise this right either by inserting that person's name in the blank space provided in the form of proxy and striking out the other names or by completing another proper form of proxy.** A form of proxy will not be valid unless it is completed and delivered to the Corporation at least 48 hours prior to the Meeting, or any adjournment thereof.

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by depositing an instrument in writing executed by the shareholder or his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, at the registered office of the Corporation, Suite 1200, 95 Wellington Street West, Toronto, Ontario M5J 2V4, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked.

VOTING AND DISCRETION OF PROXIES

On any ballot that may be called for, the shares represented by proxies in favour of the persons named by management of the Corporation will be voted for or against, or voted for or withheld from voting on, the matters identified in the proxy, in each case in accordance with the instructions of the shareholder. **In the absence of any instructions on the proxy, it is the intention of the persons named by management in the accompanying form of proxy to vote (a) for the election of management's nominees as directors; (b) for the appointment of management's nominee as auditor and the authorization of the directors to fix the remuneration of the auditor; and (c) in accordance with management's recommendations with respect to amendments or variations of the matters set out in the Notice of Meeting or any other matters which may properly come before the Meeting.**

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of the matters identified in the Notice of Meeting or any other matters that may properly come before the Meeting. As at the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters that may properly come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

As at March 1, 2002, the authorized capital of the Corporation consisted of an unlimited number of common shares ("Common Shares"), of which 176,977,146 Common Shares were issued and outstanding and an unlimited number of preferred shares, issuable in series, of which 89,835 cumulative preferred shares series 1 and 7,910,165 cumulative preferred shares series 2 were issued and outstanding.

All Common Shares may be voted at the Meeting. A holder of record of Common Shares as at the close of business on March 1, 2002 (the "Record Date") is entitled to one vote for each Common Share held by him or her. The affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

To the knowledge of the directors and officers of the Corporation, as of the date of this Circular, Noranda Inc. ("Noranda"), which beneficially owns 100,125,780 Common Shares, representing approximately 56.6% of the issued and outstanding Common Shares, is the only person who owns beneficially, directly or indirectly, more than 10% of the outstanding Common Shares as at such date.

In accordance with the *Business Corporations Act* (Ontario), the Corporation will prepare a list of holders of Common Shares on the Record Date. Each holder of Common Shares named in the list will be entitled to vote the Common Shares shown opposite his or her name on the list at the Meeting, except to the extent that the holder has transferred any of his or her shares after the Record Date and the transferee of those shares produces properly endorsed certificates evidencing the transferred shares or otherwise establishes that he or she owns the transferred shares and requests in writing, not later than the close of business on April 9, 2002, that the Corporation's transfer agent include his or her name on the list of holders of Common Shares entitled to vote at the Meeting, in which case the transferee is entitled to vote the transferred shares at the Meeting.

Election of directors

The number of directors of the Corporation to be elected at the Meeting is 11. Each director will hold office until the next annual meeting of shareholders of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the by-laws of the Corporation.

The 11 persons whose names are set forth in the table below are management's nominees for election as directors of the Corporation. All of such persons are currently directors of the Corporation. It is intended that, on any ballot that may be called for relating to the election of directors, the shares represented by proxies in favour of management will be voted for the election of such persons as directors of the Corporation, unless a shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the election of directors. If, prior to the Meeting, any of such persons becomes unable or unwilling to serve as a director, discretionary authority will be exercised and the shares represented by proxies in favour of management will be voted for the election of such other person or persons as directors in accordance with the best judgment of management, unless a shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the election of directors. Management is not aware that any of such persons will be unable or unwilling to serve as a director.

Those directors who are currently members of the Audit Committee, the Human Resources and Compensation Committee and the other committees of the Board of Directors are indicated in the following table. The Corporation does not have an Executive Committee.

Nominees for Election as Director

Name	Position and office with the Corporation or significant affiliate	Period during which a director of the Corporation	Principal occupation and name of employer	Number of Common Shares beneficially owned or controlled (directly or indirectly) (1)
Alex G. Balogh (3)(5)(7)	Director, Chairman of the Corporation and Deputy Chairman, Noranda Inc.	Since September 1989	Corporate Director	1,000
Jack L. Cockwell (5)	Director of the Corporation and Co-Chairman, Brascan Corporation	Since December 1995	Co-Chairman, Brascan Corporation	2,000
Robert J. Harding, F.C.A. (2)(4)(7)	Director, Deputy Chairman of the Corporation and Chairman, Brascan Corporation	Since July 2000	Chairman, Brascan Corporation	1,000
David W. Kerr (3)(5)	Director of the Corporation and Chairman and Chief Executive Officer, Noranda Inc.	Since September 1989	Chairman and Chief Executive Officer, Noranda Inc.	1,000
G. Edmund King (3)(5)(6)(7)	Director of the Corporation	Since June 1994	Deputy Chairman, McCarvill Corporation	1,000
Neville W. Kirchmann (2)(5)(6)	Director of the Corporation	Since December 1997	President and Chief Executive Officer, The Princess Margaret Hospital Foundation	1,000
Mary A. Mogford (2)(4)(6)	Director of the Corporation	Since December 1995	Corporate Director and Partner, Mogford Campbell Inc.	1,000
Derek G. Pannell (8)	Director, President and Chief Executive Officer of the Corporation and President and Chief Operating Officer, Noranda Inc.	Since April 2001	President and Chief Operating Officer, Noranda Inc.	Nil
David H. Race (2)(4)(6)	Director of the Corporation	Since April 1994	Corporate Director	1,000
Aaron W. Regent	Director of the Corporation and Executive Vice President and Chief Financial Officer Noranda Inc.	Since February 2002	Executive Vice President and Chief Financial Officer, Noranda Inc.	Nil
James D. Wallace (2)(6)(7)	Director of the Corporation	Since January 2001	President, Pioneer Construction Inc.	10,000

NOTES:

(1) THE INFORMATION AS TO COMMON SHARES BENEFICIALLY OWNED OR CONTROLLED IS NOT WITHIN THE KNOWLEDGE OF MANAGEMENT AND HAS BEEN FURNISHED BY THE RESPECTIVE NOMINEES FOR ELECTION AS DIRECTOR. THE INFORMATION IS AS OF DECEMBER 31, 2001.
(2) MEMBER OF THE AUDIT COMMITTEE
(3) MEMBER OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE
(4) MEMBER OF THE ENVIRONMENT, SAFETY AND HEALTH COMMITTEE
(5) MEMBER OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE
(6) MEMBER OF THE INDEPENDENT DIRECTORS' COMMITTEE
(7) MEMBER OF THE PENSION INVESTMENT COMMITTEE
(8) EX OFFICIO, NON-VOTING MEMBER ON ALL COMMITTEES

MR. PANNELL WAS A MEMBER OF THE ENVIRONMENT, SAFETY AND HEALTH COMMITTEE DURING 2001.
MR. HUSHOVD WILL NOT BE STANDING FOR RE-ELECTION AS A DIRECTOR OF THE CORPORATION.

Except for Mr. Regent, each of the proposed nominees was elected to his or her present term of office by the shareholders of the Corporation at a meeting in respect of which the Corporation circulated to shareholders a management information circular. Mr. Regent was Senior Vice President Corporate Development of Brascan Corporation from April 1997 to May 2000 and Senior Vice President of Brascan Limited prior thereto.

Executive compensation

Human Resources and Compensation Committee

The Human Resources and Compensation Committee (the "Committee") of the Board of Directors is responsible for administering the Corporation's executive compensation program and for recommending to the Board of Directors the compensation of the senior officers of the Corporation. As at December 31, 2001, the members of the Committee were: David W. Kerr (Chair), Alex G. Balogh, Jack L. Cockwell, G. Edmund King and Neville W. Kirchmann. The President and Chief Executive Officer of the Corporation is an *ex officio,* non-voting member of all committees of the Board of Directors. He does not, however, participate in Committee discussions regarding his own compensation. The Committee met three times during the year ended December 31, 2001.

Messrs. Kerr, Balogh, Cockwell, King and Kirchmann were neither executive officers nor employees of the Corporation or any of its subsidiaries during the year ended December 31, 2001.

Report on Executive Compensation

The Corporation's total compensation policy for executives is designed to attract, retain and motivate top quality people at the executive level, compensate executives for performance relative to the established plans and strategy of the business, and motivate executives to maximize the long-term value of the Corporation's assets and business operations. Information on the compensation practices of competitors is important, but does not drive the philosophy or design of the Corporation's programs. The Committee focuses on rewarding performance, and not on entitlement or excessive levels of employment security. Performance incentives that are tied directly to increases in shareholder value are essential components of the program.

The Committee believes that a high proportion of an executive's compensation should be weighted to variable compensation tied to the Corporation's performance. For executives other than the Corporation's President and Chief Executive Officer, this is achieved by providing base salaries at the median level for comparable companies within the relevant industry and a total compensation package including base salary, incentive payments and other compensation, at or above the median of comparable industries, provided pre-determined objectives are consistently met and that corporate financial goals are achieved and its performance is better than that of comparable industries. In the case of the President and Chief Executive Officer, this is achieved by maintaining base salary and incentive payments below the median level in return for an opportunity to participate at a higher level in the growth in the value of the Corporation's shares.

The individual components of executive compensation and the objectives of the Committee in each case are:

Base Salary

Base salaries of the Corporation's executives are reviewed annually to ensure that they reflect the contribution of each executive.

Incentive Payments

Annual Incentive Bonus Program

The Annual Incentive Bonus Program generates cash incentives based on corporate, divisional and individual performance. Target awards, expressed as a percentage of salary, have been established for each eligible position. Corporate performance is determined on the basis of the Corporation's return on capital employed (the "ROCE").

Stock Option Plan

The objective of the Stock Option Plan, originally established in June 1994 and subsequently amended in April 1997 (the "SOP"), is to advance the interests of the Corporation by providing executives and certain other employees with a financial incentive for the continued improvement in the performance of the Corporation and encouragement to continue employment with the Corporation.

All of the Named Executive Officers were granted options approved by the Board of Directors on January 30, 2001 (the "2001 Grant"). Under the terms of the SOP, these options have an exercise price equal to market price at the time of the 2001 Grant. The market price of an option is the simple average of the daily averages of the high and low prices at which a board lot of Common Shares traded on The Toronto Stock Exchange on each of the five trading days before the date of the grant of option. These options vest 20% on each of the first five anniversaries of the date of the grant, and are exercisable over a ten year period from the date of grant.

The 2001 Grant also provided that, on the first day that the Market Price of the Corporation's shares, as defined in the SOP, exceeds the exercise price of the options by at least 20%, the unvested portion of the option that would otherwise in the normal course vest on the fifth anniversary of the 2001 Grant shall immediately vest and be exercisable by an employee.

Other Compensation

Other components of the total compensation program for executives are the Retirement Income Plan (or International Retirement Income Plan where appropriate), the Executive Benefit Plan, the Employee Share Savings Plan and other perquisites. These are taken into account in assessing the competitiveness of the overall executive compensation.

The Retirement Income Plan is a comprehensive non-contributory defined benefit pension plan. It includes features such as protection against inflation, several retirement options including retirement after 30 years of service, a supplemental pension until age 65, and survivor benefits of 66 2/3% of the basic pension. The benefits payable under the International Retirement Income Plan are the same as the benefits payable under the Retirement Income Plan.

The Executive Benefit Plan provides a broad range of health care (private hospital, major medical, vision care, drug plan, and dental care), short and long-term disability coverage, and three types of life insurance (group life, accidental death and dismemberment, and travel accident).

Under the Employee Share Savings Plan, eligible employees (including executives) may make a base contribution of up to 5% of their gross base salary and bonus payments, and a supplemental contribution of up to 5% of their gross base salary and bonus payments, towards the purchase of Common Shares, with the Corporation contributing 30% of the base contribution towards the purchase of additional Common Shares. All employees enrolled in the plan participate on the same basis.

Compensation of the Chief Executive Officer

Mr. Hushovd was President and Chief Executive Officer of the Corporation during 2001. Mr. Hushovd's 2001 base salary was $500,000.

Mr. Hushovd earned an annual incentive bonus for 2001 of $141,482 based on the Board of Directors' assessment of his individual performance, the Corporation's success in meeting approved cost targets and the 2001 ROCE; the relative weight assigned to these factors was approximately equal.

In January 2001, Mr. Hushovd was granted an option to purchase 100,000 Common Shares.

This report has been submitted by David W. Kerr (Chair), Alex G. Balogh, Jack L. Cockwell, G. Edmund King and Neville W. Kirchmann as members of the Committee.

SUMMARY COMPENSATION TABLE

The following table sets forth a summary of compensation earned during the years ended December 31, 2001, 2000 and 1999 by the Corporation's President and Chief Executive Officer and the four other most highly compensated officers who served as executive officers at the end of 2001 (the "Named Executive Officers"):

		Annual compensation			Long-term compensation		
Name and principal position	Year	Salary ($)	Bonus ($)	Other annual compensation ($) (1)	Securities under options granted (#) (2)	LTIP payouts ($)	All other compensation ($) (3)
Øyvind Hushovd	2001	497,083	141,482	–	100,000	–	3,865
President and Chief	2000	461,667	247,638	–	100,000	–	3,590
Executive Officer	1999	425,000	211,201	–	109,000	–	3,305
Lars-Eric Johansson	2001	267,333	55,579	–	42,000	–	2,079
Senior Vice President and	2000	258,833	97,187	–	21,000	–	2,013
Chief Financial Officer	1999	246,000	85,574	–	32,000	–	1,913
W. Warren Holmes	2001	241,500	45,547	–	37,000	–	1,878
Senior Vice President,	2000	235,458	81,042	–	19,000	–	1,831
Canadian Mine Operations	1999	229,500	71,085	–	28,500	–	1,785
Thomas F. Pugsley	2001	217,750	31,689	–	27,000	–	1,693
Vice President,	2000	192,250	55,858	–	11,500	–	1,495
Projects and Engineering	1999	184,000	107,080	–	17,000	–	1,431
Joseph Laezza	2001	212,500	28,927	–	27,000	–	1,652
Vice President, Marketing,	2000	206,083	59,785	–	13,000	–	1,603
Sales and Custom Materials	1999	195,708	48,628	–	19,000	–	1,522

NOTES:

(1) THE VALUE OF PERQUISITES AND OTHER PERSONAL BENEFITS FOR EACH NAMED EXECUTIVE OFFICER DOES NOT EXCEED THE LESSER OF $50,000 AND 10% OF THE TOTAL OF ANNUAL BASE SALARY AND BONUS.

(2) THESE CONSIST OF OPTIONS TO PURCHASE COMMON SHARES GRANTED UNDER THE CORPORATION'S SOP.

(3) THE AMOUNTS SHOWN IN THIS COLUMN REFLECT THE DOLLAR VALUE OF PREMIUMS PAID FOR TERM LIFE INSURANCE FOR THE BENEFIT OF EACH NAMED EXECUTIVE OFFICER.

Stock Option Plan

The following table sets forth a summary of grants of options to the Named Executive Officers during the financial year ended December 31, 2001:

Name	*Securities under* options granted (#)	Percent of total *options granted* to employees in financial year	*Exercise or* base price ($/security)	Expiration date	Market value of securities *underlying options* on date of grant ($/security)
Øyvind Hushovd	100,000	9.03%	15.93	January 30, 2011	15.93
Lars-Eric Johansson	42,000	3.79%	15.93	January 30, 2011	15.93
W. Warren Holmes	37,000	3.34%	15.93	January 30, 2011	15.93
Thomas F. Pugsley	27,000	2.44%	15.93	January 30, 2011	15.93
Joseph Laezza	27,000	2.44%	15.93	January 30, 2011	15.93

The following table sets forth, on an aggregate basis, details of each exercise of stock options during the financial year ended December 31, 2001 by the Named Executive Officers and the number and value of unexercised options as at December 31, 2001.

Name	Securities acquired on exercise (#)(1)	Aggregate value realized ($)	Unexercised options at December 31, 2001 (#) exercisable/unexercisable	Value of unexercised in the money options (2) at December 31, 2001 $ exercisable/unexercisable
Øyvind Hushovd	–	–	182,500/233,000	5,232/7,848
Lars-Eric Johansson	–	–	90,600/78,400	1,536/2,304
W. Warren Holmes	–	–	75,100/69,900	1,368/2,052
Thomas F. Pugsley	–	–	27,200/45,500	816/1,224
Joseph Laezza	–	–	34,200/48,800	912/1,368

NOTES:

(1) THERE WERE NO STOCK OPTIONS EXERCISED DURING 2001 BY THE NAMED EXECUTIVE OFFICERS.

(2) AN OPTION IS "IN THE MONEY" AT DECEMBER 31, 2001 IF THE MARKET PRICE OF THE OPTION ON THAT DATE EXCEEDS THE EXERCISE PRICE OF THE OPTION. THE VALUE OF UNEXERCISED OPTIONS AT DECEMBER 31, 2001 IS EQUAL TO THE DIFFERENCE BETWEEN THE MARKET PRICE OF THE OPTIONS AT DECEMBER 31, 2001 AND THE EXERCISE PRICE OF THE OPTIONS. MARKET PRICE FOR THIS PURPOSE IS $15.79, THE SIMPLE AVERAGE OF THE DAILY AVERAGES OF THE HIGH AND LOW PRICES AT WHICH A BOARD LOT OF THE COMMON SHARES TRADED ON THE TORONTO STOCK EXCHANGE ON EACH OF THE FIVE TRADING DAYS PRIOR TO DECEMBER 31, 2001.

Retirement Income Plan

The Named Executive Officers participate in the defined benefit retirement plan for Canadian based salaried employees (the "RIP"), with the exception of Øyvind Hushovd, who participates in the International Retirement Income Plan (the "I-RIP").

The following table sets forth the total annual retirement benefits payable under the RIP and the I-RIP to participants in the specified compensation and years of service categories, assuming retirement at age 65:

Remuneration	Years of service					
($)(1)	15	20	25	30	35	40
200,000	45,000	60,000	75,000	90,000	105,000	120,000
300,000	67,500	90,000	112,500	135,000	157,500	180,000
400,000	90,000	120,000	150,000	180,000	210,000	240,000
500,000	112,500	150,000	187,500	225,000	262,500	300,000
600,000	135,000	180,000	225,000	270,000	315,000	360,000
700,000	157,500	210,000	262,500	315,000	367,500	420,000

NOTE:

(1) REMUNERATION FOR A YEAR FOR THE PURPOSES OF THE RIP AND I-RIP OF AN EXECUTIVE (INCLUDING THE NAMED EXECUTIVE OFFICERS) INCLUDES BASE SALARY AND THE LESSER OF THE ACTUAL AMOUNT OF THE ANNUAL INCENTIVE BONUS PROGRAM PAYMENT AND THE AMOUNT OF THE TARGET BONUS. THE PENSION BENEFITS ARE BASED ON 1.5% PER YEAR OF SERVICE. THERE IS NO REDUCTION IN AMOUNTS PAID UNDER THE RIP OR THE I-RIP TO REFLECT SOCIAL SECURITY PAYMENTS.

The Named Executive Officers, with the exception of Øyvind Hushovd, participate in the RIP. Credited service for such officers as at December 31, 2001, was as follows: Lars-Eric Johansson, 12.33 years; W. Warren Holmes, 36.42 years (which includes 20.33 years with Noranda), Thomas F. Pugsley, 26.5 years and Joseph Laezza, 21.33 years. The benefit of Mr. Holmes under the RIP is reduced by his benefit under the Noranda pension plan.

The Named Executive Officers who participate in the RIP have, to date, accrued retirement income benefits that exceed Canada Customs and Revenue Agency's maximum pension benefit limits. The excess benefits of Messrs. Johansson, Holmes, Pugsley and Laezza are payable directly by the Corporation.

The benefits payable under the I-RIP are the same as the benefits payable under the RIP. Mr. Hushovd participates in the I-RIP, and as at December 31, 2001 has credited service of 27.5 years (which includes 12.1 years in the Nikkelverk Pension Plan). The benefit of Mr. Hushovd under the I-RIP is reduced by his benefit under the Nikkelverk Pension Plan. All benefits earned are pre-funded and are payable in U.S. dollars.

Employment Agreements

Øyvind Hushovd has an employment agreement with the Corporation made as of May 23, 1989, as amended. The employment agreement specifies that in the event that Mr. Hushovd's employment is terminated by the Corporation, other than for cause, Mr. Hushovd is entitled to notice or payment in lieu of notice of twelve weeks plus four weeks for each full year of service with the Corporation. Any payment in lieu of notice will be based on Mr. Hushovd's highest base salary and any performance bonus or bonuses paid or payable ("annual compensation") in any of the last three calendar years ending with the year of termination and payable in equal monthly instalments. Certain health and automobile benefits will also be continued until the earlier of (a) the date Mr. Hushovd commences alternate employment, and (b) the expiry of the notice period. Mr. Hushovd's employment with the Corporation terminated on February 26, 2002.

PERFORMANCE GRAPH

The following graph compares the percentage change in the Corporation's cumulative total shareholder return on its Common Shares with the cumulative total return of the TSE 300 Composite Index (the "TSE 300") and the TSE Metals and Minerals Group Index over the period from December 31, 1996 to December 31, 2001:


200
150
100
50
0
Falconbridge Limited
TSE 300
TSE Metals and Minerals

	December 31, 1996	December 31, 1997	December 31, 1998	December 31, 1999	December 31, 2000	December 31, 2001
Falconbridge	$100.00	$ 64.14	$ 59.31	$ 92.76	$ 62.59	$ 62.03
TSE 300	$100.00	$114.98	$113.16	$149.04	$160.08	$139.96
TSE Metals/Minerals	$100.00	$ 73.69	$ 60.71	$ 90.09	$ 76.82	$ 86.69

NOTE:

(1) THE GRAPH ILLUSTRATES THE CUMULATIVE RETURN ON A $100 INVESTMENT IN COMMON SHARES MADE ON DECEMBER 31, 1996, AS COMPARED WITH THE CUMULATIVE RETURN ON A $100 INVESTMENT IN THE TSE 300 AND THE TSE METALS AND MINERALS GROUP INDEX ON DECEMBER 31, 1996, CALCULATED USING CLOSING PRICES ON EACH OF THE DATES INDICATED. THE CALCULATIONS ASSUME REINVESTMENT OF DIVIDENDS.

Compensation of Directors

Directors of the Corporation who are not employees of the Corporation are compensated for their services as directors through a combination of retainer fees and meeting attendance fees. For the year ended December 31, 2001, the annual retainer paid to each director was $15,000 and the fee for each meeting of the Board of Directors attended (other than a meeting which may be held immediately following the annual meeting of shareholders) was $2,000. The annual retainer payable to each director who was a member of a committee of the Board of Directors was $3,000 and the fee for each committee meeting attended was $1,000. The annual fee payable to each director who was Chair of a committee was $1,000.

The retainer and attendance fees otherwise payable to Messrs. Kerr and Pannell and those to Messrs. Cockwell and Harding during 2001 were paid to Noranda Inc. and Brascan Corporation, respectively. In recognition of his experience and knowledge of the Corporation, and its activities, Mr. Balogh, in addition to the directors' compensation referred to above, is paid $50,000 per annum as Chairman of the Corporation's Board of Directors and $8,000 as Falconbridge's nominee on the Board of Directors of Falconbridge Dominicana, C. por A. Mr. Balogh is also paid an annual fee of U.S.$8,000 by Falconbridge Dominicana, C. por A., a subsidiary of the Corporation, for his services as a director thereof.

Directors' and Officers' Liability Insurance

The Corporation maintains directors' and officers' liability insurance coverage under a $25 million primary policy and a $25 million excess policy (each held by Brascan Corporation). Each of the policies extends coverage to the Corporation, all of its subsidiary and associated companies and certain other companies designated by Brascan Corporation. Generally, under the policy, the Corporation is reimbursed for indemnity payments made to directors or officers of the Corporation as required or permitted by law or under by-law indemnity provisions for losses, including legal costs, incurred by directors and officers in their capacity as such. The policy also provides coverage directly to individual directors and officers if they are not indemnified by the Corporation. The insurance coverage for directors and officers has certain exclusions, including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The annual aggregate limit for all claims made under the policy is $50 million subject to a corporate deductible of $1 million per loss for the Corporation. The annual premium payable by the Corporation under the policy is $55,080. The Corporation's coverage under the policy is for a period of 12 months, until November 1, 2002, with terms and premiums to be established at each renewal.

Interests of insiders and others in material transactions

The Corporation has entered into an agreement with a subsidiary of Noranda Inc. whereby it acts as the sales agent for all products, other than sulphuric acid and indium, produced by the Corporation's Kidd Creek Operations. The Corporation has also entered into a supply agreement with another subsidiary of Noranda which will purchase and resell the Corporation's output of sulphuric acid. The Corporation also has agreements with various Noranda group companies for the purchase of custom feeds, the toll treatment of copper concentrates, blister copper and refinery slimes, and the sale of metals. The agreements with the Noranda group companies are negotiated in the best interest of the Corporation, on an arms length basis at market terms.

Accounts receivable in the Corporation's consolidated statements of financial position as at December 31, 2001 includes $41.3 million receivable from Noranda under the sales agreements and $3.5 million from purchases of material by Noranda.

During the year ended December 31, 2001, the following amounts were paid in connection with transactions with Noranda group companies: $2.8 million in respect of materials purchased from and smelting and refining fees paid to Noranda; and $1.6 million in respect of commissions and agency fees. $5.7 million was paid to Noranda in fees relating to sulphuric acid sales during the year ended December 31, 2001. The Corporation received the following amounts in connection with transactions with Noranda group companies for the same period: $45.9 million in respect of sales of materials; and $4.8 million in relation to other items.

Statement of corporate governance practices

INTRODUCTION

The Board of Directors believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value.

The Board of Directors also believes that the Corporation's approach to corporate governance is comprehensive and consistent with The Toronto Stock Exchange's guidelines for effective corporate governance (the "Guidelines").

The Board of Directors will continue to critically assess the Corporation's governance systems to fulfill its commitment to ensure the continuance of effective corporate governance.

This Statement of Corporate Governance Practices has been prepared by the Corporate Governance and Nominating Committee and has been approved by the Board of Directors.

BOARD MANDATE

The responsibility of the Board of Directors is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. In discharging its responsibility, the Board of Directors reviews the performance of the President and Chief Executive Officer and oversees and reviews the development and implementation of the following significant corporate plans and initiatives:

- the Corporation's strategic planning and budgeting process;
- the identification of the principal risks of the Corporation's business and the implementation of systems to manage these risks;
- succession planning, including appointing, training and monitoring senior management;
- the Corporation's public communications policies; and
- the Corporation's internal control and management information systems.

The Board of Directors meets at least five times a year and more frequently if required. In 2001, the Board met eight times, including five regularly scheduled meetings.

BOARD COMPOSITION

The Board of Directors is composed of 11 directors. All directors are elected annually.

Unrelated Directors

The Board of Directors believes that all of its current directors, other than Mr. Pannell who is the President and Chief Executive Officer of the Corporation, are *unrelated directors* as described in the Guidelines (i.e., they are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding). In determining whether the directors are unrelated directors, the Board of Directors considers the circumstances of the directors and whether their interests and relationships could, or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Corporation.

Significant Shareholder

Noranda Inc. is a significant shareholder of the Corporation. The Guidelines state that the board of a corporation having a *significant shareholder* (i.e., a person with the ability to exercise a majority of the votes for the election of directors) should include, in addition to a majority of unrelated directors, a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder, and which fairly reflects the investment in the corporation by other shareholders. Five of the Corporation's ten *unrelated directors* did not have an interest in or other relationship with either the Corporation or Noranda Inc. Accordingly, the Board of Directors believes that it is composed of the appropriate number of directors who are not related to the Corporation or Noranda Inc. which it believes is consistent with the objectives of the Guidelines.

Independence from Management

One way to ensure the independence of the Board of Directors from management is by separating the office of the Chairman of the Board of Directors from that of the Chief Executive Officer. Mr. Balogh, the Chairman of the Board of Directors, is not an executive officer of the Corporation.

Board Committees

There are six board committees: the Audit Committee, the Corporate Governance and Nominating Committee, the Environment, Safety and Health Committee, the Human Resources and Compensation Committee, the Independent Directors' Committee and the Pension Investment Committee. The Board of Directors may appoint other temporary or permanent committees from time to time for particular purposes.

Except as noted, committees of the Board of Directors are composed of independent directors and *unrelated directors.* The Chairman of the Board (who is an officer but not an executive officer of the Corporation) is a member of the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee. The President and Chief Executive Officer is an *ex officio* but non-voting member of each board committee.

The following is a description of the terms of reference of the board committees.

Audit Committee

The Audit Committee assists the Board of Directors in carrying out its responsibilities relating to corporate accounting and financial reporting practices. The duties and responsibilities of the committee include:

- overseeing the adequacy and effectiveness of internal controls over the Corporation's accounting and financial reporting systems
- reviewing the scope and terms and the results of external audits of the Corporation
- monitoring the actions taken by management with respect to any significant recommendations made by the Corporation's external auditor.

The committee also reviews the Corporation's quarterly and annual financial statements before they are approved by the Board of Directors. The committee maintains direct communications with the Corporation's external auditor and the Corporation's senior officers responsible for accounting and financial matters.

The Audit Committee met four times during 2001. The members of the committee during 2001 were David H. Race (Chair), Robert J. Harding, Neville W. Kirchmann, Mary A. Mogford and James D. Wallace (who was appointed to the committee April 18, 2001).

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee assists the Board of Directors in carrying out its responsibilities in matters of corporate governance as they relate to the Board of Directors. The duties and responsibilities of the committee include:

- reviewing the role and conduct of the Board of Directors and its committees and the way in which the Board of Directors and its committees carry out their duties and responsibilities
- reviewing the composition and needs of the Board of Directors and identifying and recommending suitable candidates for election as directors

- ensuring that a suitable orientation program is available for new directors
- reviewing the form and adequacy of compensation for directors.

The Board of Directors does not have a policy in respect of the engagement by directors of outside advisors. If circumstances arose in which a director considered such a retainer, at the Corporation's expense, to be appropriate, the request would be considered by the Corporate Governance and Nominating Committee.

To date, the Corporate Governance and Nominating Committee has addressed the effectiveness of the Board of Directors and its committees, operating as a group, and has an informal process for assessing the performance of individual directors.

The Corporate Governance and Nominating Committee met three times during 2001. The members of the committee during 2001 were G. Edmund King (Chair), Alex G. Balogh and David W. Kerr.

Environment, Safety and Health Committee

The Environment, Safety and Health Committee assists the Board of Directors in carrying out its responsibilities relating to the promotion and management of environmental, occupational health and hygiene and safety matters. The duties and responsibilities of the committee include:

- ensuring that appropriate and effective environmental, occupational health and hygiene and safety policies and procedures are in place, are operational and are supported by adequate resources
- reviewing any significant environmental, occupational health and hygiene and safety incidents and issues and making recommendations to management and the Board of Directors
- providing support for and encouraging improvement of environmental, occupational health and hygiene and safety performance.

The Environment, Safety and Health Committee met three times in 2001. The members of the committee during 2001 were Mary A. Mogford (Chair), Robert J. Harding, Derek G. Pannell (who was appointed to the committee April 18, 2001) and David H. Race.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee assists the Board of Directors in carrying out its responsibilities relating to personnel matters, including performance, compensation and succession. The duties and responsibilities of the committee include:

- reviewing and making recommendations to the Board of Directors on management organization, management development, management succession and changes in management positions
- developing annual objectives against which to assess the President and Chief Executive Officer and assessing his performance against those objectives
- reviewing and making recommendations to the Board of Directors on the compensation of the President and Chief Executive Officer and approving the compensation of officers reporting to the President and Chief Executive Officer
- reviewing and making recommendations to the Board of Directors with respect to the Corporation's employee compensation and benefit plans and arrangements, including the Corporation's stock option and share purchase plans.

The Human Resources and Compensation Committee met three times in 2001. The members of the committee during 2001 were David W. Kerr (Chair), Alex G. Balogh, Jack L. Cockwell, G. Edmund King (who was appointed to the committee on April 18, 2001) and Neville W. Kirchmann.

Independent Directors' Committee

The Independent Directors' Committee is comprised exclusively of directors who do not have business or other relationships with the Corporation, Noranda Inc. and its subsidiaries. The committee assists the Board of Directors in fulfilling its responsibilities relating to the assessment of related party transactions and their impact on the Corporation. The duties and responsibilities of the committee include:

- reviewing and assessing, on an annual basis, or as may be required, any and all related party transactions between Noranda Inc. and its subsidiaries and the Corporation
- considering issues, should they arise, wherein the interests of the minority shareholders may differ or be seen to differ from those of Noranda Inc. and its subsidiaries

- reviewing or providing recommendations to the Board of Directors on any other matter referred to the committee by the Board of Directors.

The Independent Directors' Committee met once in 2001. The members of the Independent Directors' Committee in 2001 were G. Edmund King (Chair), Neville W. Kirchmann, Mary A. Mogford, David H. Race and James D. Wallace (who was appointed to the committee on April 18, 2001).

Pension Investment Committee

The Pension Investment Committee assists the Board of Directors in fulfilling its responsibilities relating to the retirement pension plans of the Corporation and its participating subsidiaries and the pension funds established under those plans. The duties and responsibilities of the committee include:

- appointing and reviewing the performance of the trustee, custodian, actuary and investment managers of the plans and funds
- reviewing and making recommendations to the Board of Directors with respect to the investment policies and goals of the plans
- overseeing the operation and administration of the plans and funds in relation to approved investment policies and goals, legal requirements and accepted standards and practices.

The Pension Investment Committee met twice in 2001. The members of the committee during 2001 were Robert J. Harding (Chair), Alex G. Balogh (who was appointed to the committee on April 18, 2001), G. Edmund King and James D. Wallace (who was appointed to the committee on April 18, 2001).

Decisions Requiring Board Approval

In addition to those matters which by law must be approved by the Board of Directors, board approval is required for major acquisitions or dispositions by the Corporation, capital expenditures and other commitments, that are not in the ordinary course of business, in excess of $8,000,000 and for changes in the senior management of the Corporation and its principal operating subsidiaries.

Shareholder Feedback

The Board of Directors believes that management should speak for the Corporation in its communications with shareholders and others in the investment community and that the Board of Directors should ensure that appropriate investor relations programs and procedures are in place. The Corporation has established an investor relations department to deal with investor relations. In addition, management meets regularly with shareholders and others in the investment community to receive and respond to shareholder feedback.

The Board of Directors reviews the Corporation's major communications with shareholders and the public including the quarterly press releases, the annual management information circular and the annual report.

Expectations of Management

The Board of Directors believes that management is responsible for the development of long-term strategies for the Corporation. Special meetings of the Board of Directors are held from time to time to deal with long-term strategies of the Corporation.

The Board of Directors appreciates the value of having selected senior officers attend board meetings to provide information and opinions to assist the directors in their deliberations. The Chair arranges for the attendance of senior officers at board meetings in consultation with the President and Chief Executive Officer.

Auditor independence

PRINCIPAL ACCOUNTING FIRM FEES FOR FISCAL 2001

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, Deloitte & Touche), which includes Deloitte Consulting, are the principal accountants of the Corporation and its subsidiaries. From time to time, Deloitte & Touche, as well as other accounting and consulting firms, provide information technology consulting and other audit and non-audit services to the Corporation and its subsidiaries. The Audit Committee of the Corporation's Board of Directors has considered whether the provision of non-audit services is compatible with maintaining Deloitte's independence.

AUDIT FEES

Fees for the audit of the consolidated annual statements of the Corporation and for the statements of its subsidiaries for the fiscal year ended December 31, 2001 were approximately $952,000.

FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES

Deloitte & Touche did not earn any fees for financial systems design and implementation from the Corporation and its subsidiaries in the year ended December 31, 2001. Deloitte & Touche has recently announced its intent to separate Deloitte Consulting from the firm.

ALL OTHER FEES

Fees of approximately $1,396,000 for other services rendered for the fiscal year ended December 31, 2001 include audit related fees of $623,000 for consent and comfort letters in connection with the Corporation's prospectus filings, financial due diligence, tax services and translation services and other fees of $773,000 billed by Deloitte Consulting for services principally related to business process re-engineering.

Appointment of auditor

Deloitte & Touche LLP, Chartered Accountants, currently serve as auditor of the Corporation. It is intended that, on any ballot that may be called for relating to the appointment of auditor, the shares represented by proxies in favour of management will be voted in favour of the reappointment of Deloitte & Touche LLP, Chartered Accountants, as auditor of the Corporation, to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration of the auditor, unless a shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the appointment of the auditor.

General

Information contained in this Circular is given as of March 1, 2002, except where otherwise indicated. The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board of Directors.

DATED at Toronto this 1st day of March, 2002.

By Order of the Board of Directors

G. D. Gordon
Secretary and Assistant General Counsel

FALCONBRIDGE LIMITED

Annual meeting of shareholders • April 19, 2002 • Form of proxy

This proxy is being solicited by the management of Falconbridge Limited (the "Corporation") in connection with the annual meeting of shareholders of the Corporation (the "Meeting") to be held at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario on Friday, April 19, 2002 commencing at 11:00 a.m. (Toronto time) and any adjournment or adjournments thereof. A shareholder has the right to appoint a person other than the nominees designated below (which person need not be a shareholder of the Corporation) to represent the shareholder at the Meeting, or any adjournment or adjournments thereof, and may exercise such right by inserting the name of the person in the blank space provided below for that purpose and striking out the other names or by completing another proper form of proxy.

The undersigned shareholder of the Corporation hereby appoints **Alex G. BALOGH,** Chairman of the Board of Directors of the Corporation, or failing him, **Derek G. PANNELL** President and Chief Executive Officer of the Corporation, or instead of either one of them,

______________________________,

as nominee of the undersigned to attend and act for and on behalf of the undersigned at the Meeting, and any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting and any adjournment or adjournments thereof and, without limiting the generality of the foregoing, the proxyholder is specifically directed to vote or withhold voting the common shares of the Corporation registered in the name of the undersigned as follows:

1. ELECTION OF DIRECTORS

☐ VOTE FOR **or** ☐ WITHHOLD VOTE FOR the election as directors of management's nominees in accordance with the management information circular of the Corporation dated March 1, 2002.

2. APPOINTMENT AND REMUNERATION OF AUDITOR

☐ VOTE FOR **or** ☐ WITHHOLD VOTE FOR the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditor of the Corporation and the authorization of the directors to fix the auditor's remuneration.

The common shares represented by this proxy will be voted in accordance with the foregoing instructions with respect to the matters specified. If no instructions are given with respect to either matter, however, the common shares represented by this proxy will be voted for such matter.

If any amendments or variations to the matters identified in the notice of Meeting are proposed at the Meeting, or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the Meeting, or any adjournment or adjournments thereof, this proxy confers discretionary authority on the proxyholder to vote on such amendments or variations or such other matters in accordance with his or her best judgment.

The undersigned agrees to ratify and confirm all acts that the proxyholder may do by virtue of this proxy and revokes any proxy previously given.

DATED this ______ day of ______________, 2002.

____
Signature of Shareholder

____
Name of Shareholder - Please print

Notes:

(1) This proxy must be signed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

(2) To be effective, this proxy or another proper form of proxy must be completed and delivered to the Corporation at least 48 hours prior to the Meeting.

(3) Please fill in the date on this proxy. If the date is not filled in, this proxy will be deemed to be dated on the date it was mailed to you by management of the Corporation.

Falconbridge Limited / Falconbridge Limitée

CUSIP #305915100 / Nº CUSIP 305915100

In accordance with National Policy Statement No. 41/Shareholder Communication, beneficial shareholders may elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements. If you are interested in receiving such statements, please complete and return this form to Computershare Trust Company of Canada.

Conformément à l'Instruction générale canadienne nº 41 intitulée « Communications avec les actionnaires », les propriétaires d'actions véritables peuvent choisir chaque année de faire inscrire leur nom sur une liste d'envoi supplémentaire afin de recevoir les états financiers intermédiaires. Si vous voulez recevoir ces états financiers, veuillez remplir le présent formulaire et le retourner à la Société de fiducie Computershare du Canada.

Name/Nom ______________________________

Address/Adresse ______________________________

Signature/Signature ______________________________

I certify that I am a beneficial shareholder / J'atteste que je suis un propriétaire d'actions véritable.

Falconbridge Limited / Falconbridge Limitée

CUSIP #305915100 / Nº CUSIP 305915100

In accordance with National Policy Statement No. 41/Shareholder Communication, beneficial shareholders may elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements. If you are interested in receiving such statements, please complete and return this form to Computershare Trust Company of Canada.

Conformément à l'Instruction générale canadienne nº 41 intitulée « Communications avec les actionnaires », les propriétaires d'actions véritables peuvent choisir chaque année de faire inscrire leur nom sur une liste d'envoi supplémentaire afin de recevoir les états financiers intermédiaires. Si vous voulez recevoir ces états financiers, veuillez remplir le présent formulaire et le retourner à la Société de fiducie Computershare du Canada.

Name/Nom ______________________________

Address/Adresse ______________________________

Signature/Signature ______________________________

I certify that I am a beneficial shareholder / J'atteste que je suis un propriétaire d'actions véritable.

Falconbridge Limited / Falconbridge Limitée

CUSIP #305915100 / Nº CUSIP 305915100

In accordance with National Policy Statement No. 41/Shareholder Communication, beneficial shareholders may elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements. If you are interested in receiving such statements, please complete and return this form to Computershare Trust Company of Canada.

Conformément à l'Instruction générale canadienne nº 41 intitulée « Communications avec les actionnaires », les propriétaires d'actions véritables peuvent choisir chaque année de faire inscrire leur nom sur une liste d'envoi supplémentaire afin de recevoir les états financiers intermédiaires. Si vous voulez recevoir ces états financiers, veuillez remplir le présent formulaire et le retourner à la Société de fiducie Computershare du Canada.

Name/Nom ______________________________

Address/Adresse ______________________________

Signature/Signature ______________________________

I certify that I am a beneficial shareholder / J'atteste que je suis un propriétaire d'actions véritable.

COMPUTERSHARE TRUST COMPANY
OF CANADA
100 University Avenue, 9th Floor
Toronto, Canada
M5J 2Y1

COMPUTERSHARE TRUST COMPANY
OF CANADA
100 University Avenue, 9th Floor
Toronto, Canada
M5J 2Y1

COMPUTERSHARE TRUST COMPANY
OF CANADA
100 University Avenue, 9th Floor
Toronto, Canada
M5J 2Y1


Falconbridge Limited Annual Report 2001
Falconbridge
A nickel copper company



Corporate Profile

Falconbridge is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. We are also a major recycler and processor of metal-bearing materials.

Falconbridge is committed to improving shareholder returns through the responsible and profitable growth of our core nickel and copper businesses. We will accomplish this by focusing on high quality and long-life orebodies, by optimizing production from our current assets, and by preparing to take advantage of market opportunities when they present themselves. We target a minimum return of 15%, after tax, on new projects.

Falconbridge entered the mining business in 1928 and today employs 6,400 people in 16 countries. Our common shares are listed on the Toronto Stock Exchange under the symbol FL. As of December 31, 2001, Falconbridge was owned by Noranda Inc. of Toronto (55.5%) and by other investors (44.5%).

Contents

p.1 Highlights
p.3 A Message to Shareholders
p.7 Mineral reserves and mineral resources
p.8 Copper
p.12 Nickel
p.16 Management's discussion and analysis
p.33 Financial statements
p.39 Notes to the financial statements
p.50 10-year review
p.52 Consolidated results by quarters
p.54 Corporate governance and Board of Directors
p.55 Corporate directory
IBC Shareholder information

Copper Operations	Location	Core Business
Compañía Minera Doña Inés de Collahuasi S.C.M (44%)	Santiago, Iquique and Northern Chile	Mines and mills copper sulphide ores into concentrate; mines and leaches copper oxide ores to produce cathodes.
Kidd Mining Division	Timmins, Ontario	Mines copper-zinc ores from the Kidd Mine.
Kidd Metallurgical Division	Timmins, Ontario	Mills, smelts and refines copper-zinc ores from the Kidd Mine and processes Sudbury copper concentrate and custom feed materials, including some Collahuasi feed.
Compañía Minera Falconbridge Lomas Bayas	Antofagasta and Northern Chile	Mines copper oxide ores from an open pit; refines into copper cathode through the solvent extraction-electrowinning process (SX-EW).



nickel Raglan
Nunavik Territory
copper Kidd Creek
Timmins
nickel Sudbury
Sudbury
ferronickel Falcondo
Bonao, Dominican Republic
copper Collahuasi
Santiago, Iquique, Northern Chile
copper Lomas Bayas
Antofagasta, Northern Chile

Corporate	Location	Core Business
Corporate Office	Toronto, Ontario	
Project Offices	Kone & Nouméa, New Caledonia; Brisbane, Australia	
Exploration Offices	Winnipeg, Manitoba; Sudbury, Timmins and Toronto, Ontario; Laval, Quebec; Pretoria, South Africa; Belo Horizonte, Brazil; Moscow, Russia; Brisbane, Australia; Abidjan, Côte d'Ivoire	
Business Development	Toronto, Ontario	Searches worldwide for attractive investment opportunities to support Falconbridge's business plans.
Marketing and Sales	Brussels, Belgium; Pittsburgh, Pennsylvania; Tokyo, Japan	Markets and sells nickel, cobalt and other Falconbridge products worldwide.
Technology		Research, development and engineering is conducted at the operation sites.


Collahuasi, *Chile*


Kidd Mining, *Ontario*


Lomas Bayas, *Chile*


Kidd Metallurgical, *Ontario*


Falcondo, *Dominican Republic*


Nikkelverk, *Norway*


Sudbury, *Ontario*


Raglan, *Quebec*


nickel Nikkelverk
Kristiansand
nickel Koniambo
New Caledonia

Nickel Operations	Location	Core Business
Sudbury	Sudbury, Ontario	Mines and mills nickel-copper ores from four mines (Craig, Fraser, Lindsley and Lockerby). Smelts nickel-copper concentrate from Sudbury's mines and from Raglan, and processes custom feed materials.
Raglan	Rouyn-Noranda and Nunavik, Quebec	Mines and mills nickel-copper ores from open pits and an underground mine.
Nikkelverk A/S	Kristiansand, Norway	Refines nickel, copper, cobalt, precious and platinum group metals from Sudbury, Raglan, and from custom feeds.
Falconbridge Dominicana, C. por A. (85.26%)	Bonao, Dominican Republic	Mines, mills, smelts and refines its own nickel laterite ores.
Custom Feed	Brussels, Belgium; Pittsburgh, Pennsylvania; Christ Church, Barbados.	Acquires custom feeds for processing at Sudbury and Nikkelverk.

Falconbridge continued to strengthen its core nickel and copper businesses in 2001. The acquisition of the Lomas Bayas copper mine in Chile will increase our total annual copper mine output by almost 20% to more than 300,000 tonnes. The Koniambo nickel project – one of the best undeveloped nickel laterite resources in the world – was advanced and we expect to be able to make a development decision on the project by early 2004.

Highlights of 2001

- Falconbridge adds to its copper business by purchasing the Lomas Bayas copper mine in northern Chile, increasing its total annual copper mine output by almost 20% to more than 300,000 tonnes. The acquisition of this property was done in conjunction with Noranda Inc.
- Surface exploration drilling discovers significant mineralization at Sudbury. Four diamond drills are now operating on the property to further investigate these encouraging results.
- Falconbridge adds to its nickel business by purchasing the Montcalm nickel-copper property near Timmins, Ontario from Outokumpu. Montcalm has the potential to contribute 8,000 tonnes annually to Falconbridge's INO nickel output.
- In response to weak market conditions, Falcondo shuts down in October for a three-month period, reducing deliveries to the market by 8,000 tonnes of nickel in ferronickel. The plant re-opens in late January 2002.
- Collahuasi has a record year, producing 438,900 tonnes of copper in 2001. The transition of mining from Ujina to Rosario is approved, while the related mill expansion is delayed until market conditions improve. Engineering work continues on the expansion project.
- The Koniambo project advances with selection of the smelting process and site locations chosen for the plant and port infrastructure. The New Caledonian government approves tax holidays that will apply to the project.
- A decision is made to accelerate development of Mine D at Kidd and bring it into production in 2004. This will bring total Kidd Mine production back to 2.4 million tonnes of ore per year.
- Falconbridge forms strategic alliance with Impala Platinum Holdings Limited (Implats) to jointly explore for high quality platinum group metals (PGM) projects worldwide.
- Falconbridge signs new Collective Agreements with the two unions representing its employees in Sudbury. Both contracts expire in 2004.

In 2001 the metal markets weakened as the global recession took hold. Nickel and copper prices fell by 32% and 17% respectively and our financial results reflect these factors. Global economic activity is expected to remain subdued until the middle of 2002. Our strategy during this period will be to balance the competing demands for cash and ensure we stay within our financial means.

Financial highlights

millions, except per share data	2001	2000
Operating Highlights		
Revenues	**$ 2,138**	$ 2,615
Operating income	**26**	536
Earnings	**16**	368
Cash provided by operating activities	**354**	657
Capital expenditures and deferred project costs	**348**	250
Financial Position at December 31st		
Cash and cash equivalents	**198**	250
Working capital	**482**	640
Total assets	**5,069**	4,810
Long-term debt	**1,867**	1,462
Shareholders' equity	**2,280**	2,347
Return on common shareholders' equity	**0%**	17%
Return on net assets	**1%**	14%
Ratio of net debt to net debt plus equity	**42%**	34%
Per Common Share		
Earnings	**$ 0.02**	$ 2.01
Cash provided by operating activities	**1.93**	3.65
Book value	**11.76**	12.14
Shares outstanding	**177.0**	177.0



20%
16%
12%
8%
4%
0%
-4%
95 96 97 98 99 00 01

Return on Equity – 8% since IPO



35%
30%
25%
20%
15%
10%
5%
0
-5%
95 96 97 98 99 00 01

Return on Net Assets – 13% since IPO





A Message to Shareholders

Above. Derek Pannell, President and Chief Executive Officer, Falconbridge Limited (left) and Alex Balogh, Chairman of the Board, Falconbridge Limited.

Falconbridge had a challenging start to 2001. The strike continued in Sudbury and production from the Kidd Mine was reduced by 20% following ground activity in the upper mine in late 2000.

The situation improved as the year progressed. With an end to the strike in February, the smelter was able to operate at record levels during the balance of the year and demonstrate that substantial processing improvements have been made in recent years.

At Kidd, the mine was able to gradually increase production from other parts of the orebody and also reduce its operating costs. The Metallurgical Division compensated for the shortfall of Kidd Mine concentrate with offshore material and processed record tonnages of custom feed. The copper tankhouse set a new annual record, producing 128,000 tonnes of copper cathode.

Raglan had a record year both in terms of production and costs. At Nikkelverk, the feed situation improved in the fourth quarter and the refinery operated close to capacity at an annual rate of 80,000 tonnes.

Collahuasi had its best year ever, with copper production of 438,900 tonnes and operating cash costs of U.S.$0.38 per pound.

Falcondo started the year off with production problems related to the power plant. Then, with declining nickel prices and high oil prices, a decision was made to shut down the operation for three months and manage our mineral reserves for the long-term benefit of our stakeholders.

The year proved difficult for all metal producers as the recession took hold and demand for metals deteriorated. Nickel prices fell by 32% throughout the year and copper prices by 17% – directly impacting our bottom line. While it is always difficult to forecast the timing of a turnaround in the nickel market, we believe that once it occurs, prices will recover quite quickly because total stock levels for nickel are low and demand growth rates remain strong.

While it has been a difficult year in the nickel and copper markets, these metals still offer some of the strongest long-term growth prospects of all the base metals. As a result, we remain strategically committed to nickel and copper. We believe our technical knowledge, our extensive experience in nickel and copper and our strategic alliance with Noranda will enable us to manage our business and add value at all points of the metals cycle – through both the market highs and the market lows.

2001 performance versus objectives

objective 1: Maintain production levels at Kidd while developing Mine D
performance: Kidd Mine production levels stabilized at 2 million tonnes of ore per year until Mine D comes into production in 2004.

objective 2: Move pre-feasibility study on Koniambo project forward
performance: Koniambo project continues on schedule with numerous decisions made on environmental and technical matters.

objective 3: Complete Onaping Depth feasibility study in Sudbury
performance: Onaping Depth study indicates the project has both technical and engineering challenges. Alternate approaches for mine development are under review.

objective 4: Complete feasibility study on expansion of Collahuasi's milling capacity
performance: Collahuasi feasibility study completed and transition from Ujina to Rosario orebody in 2004 approved. Mill expansion delayed due to concerns about copper markets.

objective 5: Continue to seek new business opportunities in nickel and copper
performance: Business opportunities successfully pursued at Lomas Bayas, Montcalm, and in strategic alliance with Implats on PGMs.

objective 6: Achieve efficiency, production and cost objectives set by each operation
performance: Collahuasi, Raglan and Lomas Bayas had record performance. Following the strike, Sudbury mines met expectations while the smelter had its second best production year on record.

objective 7: Increase reserve base at Sudbury and Raglan
performance: Mined reserves replaced at Raglan while encouraging exploration activity in Sudbury led to expanded drilling program to further investigate results.

As global living standards improve, consumer and industrial demand for our products will continue to grow. Nickel has been growing at an annual compound rate of 4% for the past 40 years, while stainless steel's growth rate is even higher at 5.5% – and over 65% of all nickel goes into making stainless steel. Copper also has good prospects with long term growth at 3%.

In 2001, we took some important steps to further develop and grow our core nickel and copper businesses.

The acquisition of Lomas Bayas adds almost 20% more copper to our total production and at a competitive operating cost of U.S.$0.45 per pound. This compares with an average cash operating cost of U.S.$0.43 per pound of copper on a company-wide basis. Our goal at Lomas Bayas is to increase production to 60,000 tonnes of refined copper per year.

The Collahuasi Board approved the move of the mining operations from Ujina to the Rosario orebody in 2004. This is in line with the original plan. However, due to the weak copper markets, expansion of the processing facilities was put on hold while engineering and other preparatory work will continue in 2002. At Kidd, a decision was made to accelerate the development of Mine D and it will now be in production in 2004.

In nickel, we are focused on running our INO and Falcondo operations at capacity. The acquisition of Montcalm will give our INO operations another source of feed in addition to Raglan, Sudbury and custom materials. Our goal is to utilize the capacity of 85,000 tonnes of nickel at the refinery in Nikkelverk and to achieve this rate in 2003. Our second goal for nickel is to be in a position to make a development decision on the massive Koniambo project by the first quarter of 2004. This would enable us to be in production by early 2007.

A few final comments on our outlook and expectations for 2002.

Global economic activity is expected to remain subdued until the middle of the year. Market fundamentals have improved, especially for copper, following a number of production cuts. All eyes are on the U.S. economy, which looks to have gained some strength, but until there is a pick up in industrial production, metal demand will not significantly increase.

While we expect some improvement in metal prices, our debt levels are currently higher than we prefer. Our strategy during this period will be to balance the competing demands for cash and ensure we stay within our financial means.

Derek Pannell
President & Chief Executive Officer

Alex Balogh
Chairman of the Board

2002 objectives

objective 1: Forge stronger links with potential partners in the mining industry and accelerate the delivery of additional synergies with Noranda

objective 2: Advance development of Kidd Mine D and keep project on budget and on schedule

objective 3: Achieve annual copper production rate of 58,000 tonnes at Lomas Bayas

objective 4: Ensure Koniambo is in position to complete bankable feasibility study in 2003

objective 5: Begin expansion of Collahuasi milling capacity in line with market needs

objective 6: Fill INO capacity with most profitable feeds

objective 7: Continue to improve INO reserve base

Summary of Mineral Reserves and Mineral Resources[1]

December 31, 2001

Operation	Percentage Ownership	Category	Thousand Tonnes	% Nickel	% Copper	% Zinc	g/t Silver
Mineral Reserves							
Nickel Deposits							
Sudbury	100%	Proven	9,906	1.51	1.28	–	–
		Probable	7,113	1.30	1.32	–	–
		Total	17,019	1.42	1.30	–	–
Raglan	100%	Proven	7,136	3.05	0.81	–	–
		Probable	12,404	2.76	0.78	–	–
		Total	19,540	2.87	0.79	–	–
Falcondo[2]	85.26%	Proven	48,982	1.18	–	–	–
		Probable	11,716	0.96	–	–	–
		Total	60,698	1.14	–	–	–
Copper Deposits							
Kidd Creek	100%	Proven	14,697	–	2.17	5.85	77
		Probable	10,285	–	2.25	6.98	54
		Total	24,982	–	2.20	6.32	68
Lomas Bayas*	100%	Proven	90,904	–	0.37	–	–
		Probable	354,659	–	0.30	–	–
		Total	445,563	–	0.32	–	–
Collahuasi[2]	44%	Proven	321,508	–	1.05	–	–
		Probable	1,546,150	–	0.90	–	–
		Total	1,867,658	–	0.93	–	–
Mineral Resources (In addition to Mineral Reserves)							
Nickel Deposits							
Sudbury	100%	Measured	164	1.63	0.90	–	–
		Indicated	16,131	2.47	1.16	–	–
		Total	16,295	2.46	1.16	–	–
		Inferred	15,300	1.80	2.04	–	–
Raglan	100%	Measured	–	–	–	–	–
		Indicated	3,066	1.93	0.70	–	–
		Total	3,066	1.93	0.70	–	–
		Inferred	2,600	2.60	0.89	–	–
Falcondo[2]	85.26%	Measured	–	–	–	–	–
		Indicated	13,840	1.53	–	–	–
		Total	13,840	1.53	–	–	–
		Inferred	6,400	1.41	–	–	–
Copper Deposits							
Kidd Creek	100%	Measured	–	–	–	–	–
		Indicated	348	–	2.06	6.69	30
		Total	348	–	2.06	6.69	30
		Inferred	14,150	–	3.35	4.90	91
Lomas Bayas*	100%	Measured	11,741	–	0.28	–	–
		Indicated	140,247	–	0.28	–	–
		Total	151,988	–	0.28	–	–
		Inferred	73,500	–	0.26	–	–
Collahuasi[2]	44%	Measured	203,215	–	0.70	–	–
		Indicated	275,853	–	0.57	–	–
		Total	479,068	–	0.63	–	–
		Inferred	1,840,000	–	0.72	–	–

Key assumptions for mineral reserve estimates can be found on page 28 of this report.

NOTES:

1 The mineral reserve and resource estimates are prepared in accordance with the "CIM Standards On Mineral Resources And Mineral Reserves, Definitions And Guidelines", adopted by CIM Council on August 20, 2000, using classical and/or geostatistical methods, plus economic and mining parameters appropriate to each project.

2 The mineral reserves and resources at Collahuasi and Falcondo are shown on a 100% basis.

* Purchased in 2001.

There are no known environmental, permitting, legal, taxation, political or other relevant issue that would materially affect the estimates of the mineral reserves.

The mineral resources have reasonable prospects for economic extraction but have not yet had complete formal evaluation, or do not have demonstrated economic viability under current conditions.

The mineral reserve and mineral resource estimates are compiled under the direction of and verified by Chester Moore, Director, Mineral Reserves and Project Evaluation, a member of the Professional Engineers of Ontario with 29 years experience as a geologist.

The mineral reserves and resources at Collahuasi are estimated and classified to industry standards following the Australasian Institute of Mining and Metallurgy's Joint Ore Reserve Committee code. These estimates have been restated to conform to the latest CIM mineral reserve and resource definitions. The estimates are inspected annually by Chester Moore.



copper

Faster, cheaper, bigger, better is society's mantra. Copper products help satisfy the demands of today's fast-paced society. Cell phones, satellites and high-speed internet connections are just a few examples of how copper connects the world.

Falconbridge is the 12th largest copper producer in the world, producing 3% of the western world's production. We believe we have a very competitive copper business. In 2001, the operating cash cost for our three copper operations was U.S$0.43 per pound, 12% below the industry average.



Copper Assets by Division

10% Lomas Bayas
35% Kidd Creek
55% Collahuasi

copper growth



375
250
125
0
00
01
02

Falconbridge – Mined Copper Production Increasing ('000 Mt)

Collahuasi
Kidd Creek
INO
Lomas Bayas



In July 2001 Falconbridge acquired the Lomas Bayas copper mine and an option to purchase the adjacent Fortuna de Cobre copper deposit in Chile. Lomas Bayas has been in production since 1998 and it produced 56,300 tonnes of copper cathode in 2001. Falconbridge plans to expand production up to its full capacity of 60,000 tonnes annually. This will increase Falconbridge's total annual copper mine output by almost 20% to more than 300,000 tonnes.

Lomas Bayas:
Expanding our copper business

The Atacama desert is considered the driest on earth. Rain falls about once every 100 years and there are parts of the desert where it has never fallen. Sitting right in the middle of this lunar-like landscape is Falconbridge's newest acquisition, the Lomas Bayas mine.


Lomas Bayas

In cooperation with Noranda, Falconbridge purchased this property in 2001 because it was viewed as an attractive investment opportunity, offered at a very fair price, and it fits in well with our current copper operations and growth strategy. We are committed to unlocking the further potential of this operation.

Lomas Bayas is comprised of an open pit copper mine and solvent extraction and electrowinning plant (SX-EW) in northern Chile. In the harsh desert climate, dust is the main environmental issue at the mine. However, given the lack of vegetation and animals in the area, along with steps that have been taken to reduce the creation of dust, the impact on the surroundings is minimal.

Employing 400 people, this open pit mine has steadily increased production since it was commissioned in 1998. It is now running at record levels and had operating cash costs of U.S.$0.45 per pound of copper in 2001. We expect Lomas Bayas will continue to steadily improve its performance and increase its production rates to the annual capacity level of 60,000 tonnes.



Above. Lomas Bayas produced 56,300 tonnes of copper cathode in 2001, a new record for the operation. Production in 2002 is forecast at 58,000 tonnes.

Copper Price Sensitivity for 2002

U.S.10¢ change	Earnings	Cash Flow
Millions of Canadian dollars	$ 74	$ 114
Earnings per common share	$ 0.42	$ 0.64

Copper Operations:

Collahuasi: We are intent on optimizing the value of the Collahuasi copper mine in Chile. In 2001, the shareholders approved the transition of mining from the Ujina to the Rosario orebody in 2004. The related expansion of the mill – which will compensate for a drop in grade by increasing milling capacity from 60,000 tonnes to 110,000 tonnes of ore per day – has been delayed until market conditions improve and the outlook for the world economies and copper demand becomes clearer. *However in 2002, the pre-stripping of the Rosario* orebody will begin and engineering work on the expansion will continue. This preparatory activity, plus the already approved environmental impact study, will enable Collahuasi to quickly and cost effectively complete the expansion in line with market needs.

Kidd Creek: A decision was made in 2001 to accelerate the development of Mine D at Kidd. Production is now expected to begin in 2004. The mine will give us access to *an additional 10 million tonnes of reserves and 14 million* tonnes of resources. As a result, the life of the Kidd Mine will be extended until 2024. It will cost about $640 million to develop this project. Mine D is expected to be cash flow positive by 2004.

The decision to accelerate the development of Mine D was taken after a thorough review of the impact of rock movements in the mined out areas of the No. 1 Mine in late 2000. This episode forced Kidd to revise its mining plans and reduce production by 20% to 2 million tonnes of ore per year. Mine D was not impacted by the ground activity because it did not affect the deeper areas of the orebody or mine infrastructure. Once Mine D is in full production, Kidd will mine 2.4 million tonnes of ore on an annual basis.


0.50
0.40
0.30
0.20
0.10
0.00
99
00
01
01
Collahuasi
Industry*

2001 Collahuasi Operating Cash Costs – 29% Below Industry Average (U.S.$/lb)
* Source – Brook Hunt & Associates Ltd.


0.50
0.40
0.30
0.20
0.10
0.00
01
02F
01
Falconbridge
Industry*

2001 Falconbridge Operating Cash Costs – 12% Below Industry Average (U.S.$/lb)
* Source – Brock Hunt & Associates Ltd.

Copper objectives for 2002:

The global copper market is expected to improve during 2002 and come back into balance by year-end. Falconbridge's objective during this period is to optimize production from Lomas Bayas while continuing the Collahuasi and Kidd Creek expansions.

Lomas Bayas will focus on expanding its annual copper cathode production to the 58,000 tonne level in 2002 and to the 60,000 tonne level in 2003.

At Collahuasi, pre-stripping of the Rosario orebody will begin and engineering work on the expansion of the milling capacity will continue.

Development of Mine D will continue to advance so that initial production can begin in 2004. Kidd will then maintain an annual production rate of 2.4 million tonnes of ore. Mine production is forecast to increase to 2.2 million tonnes of ore in 2002.



nickel

Strong, lustrous, durable, tough and attractive. Not a description of the latest newsmaker but rather the intrinsic qualities of nickel – a metal that is gaining in popularity as global industrialization expands.

Falconbridge is the third largest producer of refined nickel in the world. At normal production rates, we represent close to 8% of world supply. We have a major stake in one of the best undeveloped nickel laterite resources in the world at Koniambo and we continue to search for new properties to add to our portfolio.



nickel growth



Nickel Assets by Division

89% INO
11% Falcondo

At the close of 2001, the Koniambo project in New Caledonia moved into the pre-feasibility phase, which is scheduled for completion in mid-2002. A bankable feasibility study will follow and should be ready in 2003. This will position the joint venture partners to make a development decision in the first quarter of 2004, with a construction period of three years.

Koniambo: Feasibility studies underway on massive high-grade nickel deposit



Koniambo
New Caledonia
Noumea

The Koniambo deposit in New Caledonia is our most important new project. It is a large high-grade laterite deposit with measured and indicated resources estimated at 79.5 million tonnes grading 2.62% nickel and inferred resources estimated at 70.8 million tonnes grading 2.53% nickel. It is expected to produce 60,000 tonnes annually of nickel in ferronickel, which would increase Falconbridge's total refined nickel capacity by approximately 30,000 tonnes or 21% to 145,000 tonnes.

Our partner in this project is Société Minière du Sud Pacifique (SMSP), which represents the people of the North Province of the island of New Caledonia. Under our joint venture agreement with SMSP, Falconbridge will earn a 49% interest in Koniambo, while SMSP will hold a 51% stake in the project. SMSP's initial contribution to the joint venture has been the resource itself, while Falconbridge has committed to spending at least U.S.$85 million to take the project up to the bankable feasibility study. Once the partners commit to developing the project, capital expenditures will be shared between the partners based on their ownership interest.

In opting to build a ferronickel plant, we will be using a proven process with modern technology and equipment, which will minimize the project risk. The chosen smelting process will provide operational reliability and energy efficiency and will also keep dust emissions to a minimum.

In 2001, metallurgical testing was done on a 120,000 tonne sample of ore and sites for the plant and port infrastructure were chosen. Tax holidays were granted, enabling the project to benefit from a 100% tax holiday for the first 15 years of its life and a 50% tax holiday for the following five years. The environmental baseline study was presented



Above. During 2001, the Koniambo team chose Vavouto as the site for the metallurgical facilities and the power plant.

to the government and numerous information sessions were conducted to update local citizens on the status and impact of the project.

In 2002, the pre-feasibility study will be completed by mid-year and the bankable feasibility study is expected to begin in the fall. The Environmental Impact Study is now underway and financing arrangements are under review.

The Koniambo deposit contains extensive limonite resources that are amenable to acid leaching and could be exploited at an appropriate time in the future. We believe that our conservative metallurgical approach to developing this project and our experience in ferronickel production will help ensure a rapid start-up of Koniambo. It will also help us to meet our objective of a minimum return of 15%, after tax, on new capital investment.

Nickel Operations:

Integrated Nickel Operations (INO): Following the strike at the Sudbury facilities, the INO focused on refilling the processing pipeline. In 2002, refined nickel production is planned at 76,000 tonnes and in 2003, it is planned at the capacity level of 85,000 tonnes. These efforts will be supported by our access to four sources of profitable feed – Raglan, the Sudbury mines, custom feeds and sources such as Tati and Montcalm. The search for additional reserves will continue through our own exploration programs and through joint ventures with junior mining companies.

Falcondo: The Falcondo ferronickel operation had a smooth start up following the three-month shutdown that began in late October 2001. The shutdown was taken because, with weak market conditions, we decided to manage our reserves for the long-term benefit of our stakeholders. At present oil prices and nickel prices, Falcondo's operation should be profitable. Falcondo took advantage of the shutdown period to conduct extensive maintenance work around the site to improve its overall operational efficiency.


100
80
60
40
20
0
02F
03F
04F
05F

Nikkelverk – Full Capacity 2003+
('000 Mt)

- Sudbury
- Raglan
- Montcalm
- Custom Feed


2.0
1.5
1.0
0.5
0.0
INO
Industry Average*

2001 Low Operating Cash Costs
(US$/lb)
* Source – Brook Hunt & Associates Ltd.

Nickel Objectives for 2002:

The nickel market is not expected to see a recovery in demand until the second half of 2002, contingent upon a healthy rebound in stainless steel production. Falconbridge's objective during this period is to maximize the capacity of our current nickel operations while completing feasibility studies on the high-grade Koniambo deposit.

The INO will fill its processing pipeline with the most profitable feed and push production towards capacity levels.

Falcondo is expected to return to normal production levels and a positive cash flow.

Exploration activities will focus on improving the INO reserve base and pursuing PGM opportunities.

Koniambo will focus on completing its pre-feasibility study by mid-2002 and on beginning the bankable feasibility study by the fall.

Nickel Price Sensitivity for 2002

U.S. 50¢ change	Earnings	Cash Flow
Millions of Canadian dollars	$ 95	$ 135
Earnings per common share	$ 0.54	$ 0.76

management's discussion

In 2001, as a result of lower metal prices and the strike at Sudbury Operations, Falconbridge broke even compared with a 17% return on common shareholders' equity in 2000. Based on our track record and our future plans, we are confident that over the commodity price cycle we will continue to deliver above average returns to our shareholders.





Nickel and Copper Assets

59% Copper
36% Nickel
5% Other

Overview

The strategic focus of Falconbridge continues to be in nickel and copper. While this focus is narrow compared to some of our larger competitors, Falconbridge believes it is important to be a significant participant in two major businesses rather than a small player in a variety of sectors.

Falconbridge's objective is to enhance shareholder value through improved return on common shareholders' equity. To achieve this goal the Corporation's target on new projects is to produce a minimum return of 15%, after tax. Falconbridge will also continuously improve operating efficiencies to reduce costs, obtain maximum returns on existing assets, be opportunistic in businesses compatible with its core competencies, and obtain, develop and mine high quality ore reserves. In 2001, as a result of lower metal prices and the strike at Sudbury Operations, the Corporation broke even compared with a 17% return on common shareholders' equity in 2000.

In 2001, work continued on advancing the Koniambo nickel project. In July, the acquisition of Lomas Bayas was completed, further enhancing our copper business.

In addition to increased profitability, Falconbridge's stated objective is to maintain a strong balance sheet throughout the business cycle, with a targeted net debt to net debt plus equity ratio of between 25% and 35%. By maintaining a sound financial structure, the Corporation possesses the ability to invest in essential capital expenditure programs in times of weak metal prices and the flexibility to capitalize on growth opportunities as they arise.

In 2001, however, the Corporation's balance sheet deteriorated as the ratio of net debt to net debt plus equity increased to 42% from 34%. The debt rose because of the acquisition of Lomas Bayas, the impact of lower metal prices and the strike at Sudbury Operations. With low metal prices and a higher level of debt, the Corporation's short term strategy is to live within its means and not over-extend itself. While we have exceeded our debt to debt plus equity target in the past, it has not stayed at the higher levels for long. Our average net debt to net debt plus equity ratio since the IPO in 1994 is 29%. Working capital at December 31, 2001 stood at $482.4 million and cash resources were $198.3 million.

Falconbridge's return on capital, measured as return on net assets, excluding assets being developed, was 1% in 2001 compared with 14% in 2000 and 13% since the IPO. Even though the return has been below our objective, it is still one of the best returns among base metal companies.

The following discussion provides a review of the financial performance and position of Falconbridge for the years ended December 31, 2001 and 2000. This discussion should be read in conjunction with the Corporation's audited financial statements and notes to those statements. All amounts are expressed in Canadian dollars, except where otherwise indicated. In addition, this discussion contains certain forward-looking statements regarding Falconbridge's businesses and operations. Actual results may differ materially from those contemplated by these statements depending on, among others, such key factors as supply and demand for metals to be produced, production levels, exchange rates and metals prices.

Results of Operations

Revenues for the year ended December 31, 2001 decreased by $476.3 million or 18% to $2,138.2 million. Realized prices for nickel, copper, zinc and cobalt declined by 32%, 17%, 20% and 30% respectively. Higher deliveries of precious metals increased revenues by $37.7 million.

Operating income of $26.1 million in 2001 decreased by $509.6 million from operating income of $535.6 million in 2000. In addition to lower metal prices, the operating income decrease was due primarily to the following:

- Costs of metal and other product sales decreased by $11.2 million.
- Selling, general and administrative costs decreased by $0.8 million.
- Depreciation and amortization costs of $330.9 million compared to $290.8 million in 2000. The increase of $40.1 million was due to higher charges at Sudbury Operations as the strike reduced 2000 depreciation and amortization charges on those assets written off based on production tonnage, the inclusion of depreciation from Lomas Bayas, and increases at Raglan, Kidd Creek and Collahuasi.
- Exploration, research and process development expenditures totaling $56.4 million were $17.3 million lower than in 2000.
- Other expenses of $10.3 million in 2001 compared with other income of $12.2 million in 2000. The decrease in income of $22.5 million is primarily due to a $20.6 million change in income from futures and forward metal positions recorded in other (income)/ expenses. The loss in the current year is due to lower mark-to-market valuations on call options for nickel and copper. The cost was offset by hedging gains on metal positions of $20.7 million included in revenues.

Interest in 2001 was $86.7 million, a decrease of $20.1 million due to lower interest rates.

There was a recovery of income and mining taxes of $75.4 million as compared with income and mining tax expense of $52.6 million in 2000. Further details concerning income taxes can be found in note 7, page 43 of this annual report.

Non-controlling interest in earnings of subsidiaries decreased by $9.2 million due to the decrease in earnings at Falcondo.

As a result of the above factors, consolidated earnings for the year declined to $16.0 million or $0.02 per common share from $368.3 million or $2.01 per common share in 2000.

Earnings were also affected by a number of unusual charges. A strike at the Sudbury Operations reduced earnings in 2001 by $35.6 million (2000 – $54.8 million) or $0.20 per common share (2000 – $0.31 per common share), not including the impact of lower sales volumes. The 2001 results also include a tax benefit of $20.0 million (2000 – $36.5 million) or $0.11 per common share (2000 – $0.21 per common share) relating to the revaluation of the future tax liability due to the reduction in future tax rates in Ontario.

The following table summarizes the results of operations for 2001 and 2000, including contributions from the reportable segments:

millions	Year ended December 31, 2001	2000
Nickel Operations		
Integrated Nickel Operations (INO)	**$ 84.6**	$ 285.4
Falconbridge Dominicana, C. por A.	**(18.2)**	111.2
	66.4	396.6
Copper Operations		
Kidd Creek Operations	**(64.0)**	34.9
Collahuasi	**122.4**	206.7
Lomas Bayas	**7.6**	–
	66.0	241.6
Corporate and other	**(106.4)**	(102.5)
Operating income	**26.0**	535.7
Interest	**(86.6)**	(106.7)
Income and mining taxes	**75.4**	(52.7)
Non-controlling interest	**1.2**	(8.0)
Earnings for the year	**16.0**	368.3
Dividends on preferred shares	**12.1**	11.8
Earnings attributable to common shares	**$ 3.9**	$ 356.5

Nickel Operations:

Falconbridge is the third-largest producer of refined nickel in the world, accounting for roughly 8% of world supply in 2001. We have two nickel operations: the Integrated Nickel Operations (INO) which includes mines and plants in Sudbury and Raglan in Canada, a refinery at Nikkelverk in Norway and a significant custom feed business; and, Falcondo which is a ferronickel operation in the Dominican Republic.

Operating income of the nickel business was $66.4 million in 2001 compared with $396.6 million in 2000. Refined nickel production was 89,900 tonnes in 2001 compared with 86,500 tonnes in 2000. The operating cash cost per pound of nickel was U.S.$1.86 per pound for all of Falconbridge's mined nickel compared with U.S.$1.87 per pound in 2000.

Integrated Nickel Operations (INO)

The INO includes mines and plants in Sudbury and Raglan in Canada, a refinery at Nikkelverk in Norway and a significant custom feed business.

	2001	2000
Sales (tonnes)		
Nickel	**65,200**	61,900
Copper	**34,500**	43,500
Cobalt	**2,300**	2,600
Revenues ($ millions)	**969**	1,218
Operating Cash Cost		
(U.S.$ per pound of nickel)*	**1.52**	1.39
Operating Income ($ millions)	**85**	286

* Operating cash cost includes all cash production and selling costs, net of by-product credits, but excludes interest, corporate, exploration costs and custom feed profits. Continuing costs incurred during shutdowns or strikes are excluded.

The production and maintenance workers at Sudbury Operations were on strike from August 1, 2000 until February 20, 2001 when a collective agreement was reached. During this period the mining operations operated with staff employees at about 20% of normal production rates. Smelting operations were maintained at 50% to 60% of pre-strike rates working on inventories and on production from the Sudbury and Raglan mines. Based on the experience from operating the mine and smelter during the strike, a number of improvements have been implemented to significantly increase the productivities and efficiencies in the operations. The Nikkelverk refinery also operated at a lower level during the strike and for a period following the strike.

Revenues: Nickel sales volumes increased in 2001 while copper and cobalt sales volumes declined. Realized nickel, copper and cobalt prices in 2001 decreased by 32%, 15% and 30% respectively. In 2001, consolidated revenues for the INO fell to $968.7 million from $1,217.7 million in 2000.

Costs: The operating cash cost (after by-product credits) of producing a pound of nickel from the mines in the INO, was U.S.$1.52 per pound of nickel. The U.S.$0.13, or 9%, increase over 2000 costs was the result of lower by-product credits and higher unit operating costs.

Operating Income: The INO's 2001 operating income was $84.6 million compared with $285.4 million for 2000. The $200.8 million decrease was attributable to lower realized metal prices and higher depreciation and amortization charges, which were partially offset by higher precious metals revenues. Also, custom feed revenues were lower than last year due to lower metal prices and availability of feed.

Production: Ore production at the Sudbury mines was 9% higher than in 2000. Nickel in concentrate production increased accordingly from 23,200 tonnes in 2000 to 25,200 tonnes in 2001. Nickel in concentrate production in Sudbury in 2002 is planned at 27,000 tonnes.

At Raglan, nickel in concentrate production increased from 23,100 tonnes in 2000 to 24,600 tonnes in 2001. During 2001 Raglan increased the annual rate of milled tonnage to 960,000 tonnes of ore. The plan for 2002 is to mine 1 million tonnes per year while focusing on improving the efficiencies of the processes. Production of nickel in concentrate in 2002 is planned at 26,000 tonnes.

After the strike, the smelter operated at record production levels. Nickel in matte production also increased from 47,400 tonnes to 54,900 tonnes in 2001.


0.12
0.10
0.08
0.06
0.04
0.02
0.00
Nickel
Ferronickel

Falconbridge Nickel – Sells at a Premium to LME Prices – 8 Year Average Premium (U.S.$/lb)

Production at the refinery in Kristiansand was higher in 2001 due to the increase in feed from the Sudbury smelter. Based on planned increases in mine production from Sudbury and Raglan, and increases in custom feed deliveries as a result of new contracts, production of nickel in 2002 is planned at 76,000 tonnes.

During 2001 collective agreements were reached with the production and maintenance workers and the office and clerical workers in Sudbury. Both agreements will expire in 2004. The collective agreement with the production and maintenance workers at Raglan will expire on April 30, 2002.

Reserves & Exploration: The December 31, 2001 total proven and probable mineral reserves in Sudbury decreased by 3.2 million tonnes to 17.0 million tonnes. The decrease includes 1.9 million tonnes of ore mined during 2001, plus a writedown of 1.5 million tonnes due to a revised mining plan at the Lockerby Mine and an increase in cut-off grade at the Lindsley Mine.

Surface exploration drilling, approximately 2.7 kilometres north of the Sudbury airport, has discovered significant mineralization on the main contact of the Sudbury Igneous Complex and in the underlying footwall rocks in drill hole MAC-100A (see table next page):

Integrated Nickel Operations

	2001			2000		
	Ore Tonnes (x 1000)	Ni %	Cu %	Ore Tonnes (x 1000)	Ni %	Cu %
Production						
Sudbury – Mine						
Craig	**892**	**1.94**	**0.69**	811	1.88	0.69
Fraser	**581**	**1.26**	**2.52**	555	1.22	2.45
Lindsley	**317**	**1.13**	**1.18**	236	1.17	1.11
Lockerby	**156**	**1.99**	**1.09**	189	1.75	0.97
Total mined	**1,946**			1,791		
Total – ore processed	**1,946**	**1.61**	**1.35**	1,797	1.54	1.37
Raglan mine	**961**	**2.98**	**0.91**	936	2.94	0.86
	Ni	Cu	Co	Ni	Cu	Co
Metal in concentrate (tonnes)						
Sudbury mine output	**25,226**	**22,858**	**630**	23,234	20,990	667
Raglan mine output	**24,570**	**6,915**	**318**	23,089	6,308	289
Metal in copper concentrate	**60**	**14,009**	**–**	77	14,091	–
Smelter (tonnes)						
Mines – Sudbury	**24,534**	**8,890**	**590**	22,221	7,767	556
– Raglan	**26,914**	**7,165**	**419**	22,266	5,888	330
Custom feed	**3,444**	**1,837**	**779**	2,952	1,505	906
Total	**54,892**	**17,892**	**1,788**	47,439	15,160	1,792
Refinery (tonnes)						
Mines – Sudbury	**22,059**	**7,144**	**496**	23,323	7,742	573
– Raglan	**29,375**	**7,818**	**439**	19,161	5,384	300
Custom feed	**16,787**	**11,760**	**2,379**	16,195	12,181	2,558
Total	**68,221**	**26,722**	**3,314**	58,679	25,307	3,431
	Ni	Cu	Co	Ni	Cu	Co
Sales (tonnes)						
Mines – Sudbury	**20,104**	**15,185**	**480**	26,116	26,123	620
– Raglan	**29,419**	**7,599**	**446**	17,222	5,441	299
Custom feed	**14,696**	**11,057**	**1,365**	17,218	11,974	1,695
Purchased product	**1,020**	**673**	**25**	1,323	–	–
Total	**65,239**	**34,514**	**2,316**	61,879	43,538	2,614

Depth From (m)	Depth To (m)	Length (m)	Ni %	Cu %	Pt g/t	Pd g/t	Au g/t
Contact zone							
1,439.65	1,446.05	6.40	2.36	1.79	0.76	0.63	0.21
Footwall zones							
1,577.10	1,583.60	6.50	0.52	7.12	1.24	0.42	0.29
1,597.60	1,607.25	9.65	3.43	12.13	3.84	3.13	8.30
1,619.50	1,625.85	6.35	4.94	10.12	8.50	11.70	2.90
1,631.65	1,636.55	4.90	1.75	12.73	6.06	11.32	0.96
1,638.75	1,641.25	2.50	6.48	7.43	11.31	17.12	1.91
1,656.85	1,663.00	6.15	2.26	17.49	19.57	26.34	20.49

Diamond drilling will continue during 2002 and the number of drills will be increased to four.

The December 31, 2001 total proven and probable mineral reserves at Raglan remained unchanged at 19.5 million tonnes as a result of discoveries and increases in nine ore lenses during the 2001 exploration program. This takes into consideration the 1.0 million tonnes of ore mined during 2001.

Falconbridge Dominicana, C. por A. (Falcondo)

Located in the Dominican Republic, Falcondo mines, mills, smelts and refines its own nickel laterite ores. Falconbridge owns 85.26% of Falcondo.

	2001	2000
Sales of Ferronickel (tonnes)	**24,600**	28,200
Production (tonnes)	**21,700**	27,800
Revenues ($ millions)	**237**	367
Operating Cash Cost (U.S.$ per pound of nickel)*	**2.63**	2.65
Operating (Loss) Income ($ millions)	**(18)**	111

* excludes shutdown costs

Revenues: Revenues at Falcondo in 2001 were $237.8 million compared to $366.4 million in 2000 due to the 28% decrease in the realized ferronickel price and a decrease in sales to 24,600 tonnes from 28,200 tonnes.

Costs: Falcondo's operating cash cost per pound of ferronickel decreased by 1% in 2001, to U.S.$2.63 per pound due to the decrease in oil prices which was partially offset by costs associated with unplanned maintenance at the power plant and the electric furnaces.

Operating Income: The Corporation's share of Falcondo's 2001 operating loss was $18.2 million, compared with operating income of $111.2 million in 2000. The $129.4 million lower contribution reflects a lower ferronickel selling price, shutdown costs and decreased sales volumes which offset the impact of lower oil costs.

Production: On October 21, 2001 Falcondo commenced a three-month shutdown due to market conditions. Falcondo's planned production rate in 2002 is expected to be approximately 24,000 tonnes compared with 21,700 tonnes in 2001 and 27,800 tonnes in 2000. Production during 2001 was negatively affected by unplanned maintenance of the power plant and electric furnaces, as well as the shutdown.

Reserves & Exploration: The December 31, 2001 total proven and probable mineral reserves at Falcondo decreased by 4.4 million tonnes to 60.7 million tonnes. During the year, only 2.8 million tonnes of ore were mined due to a production shutdown in the latter part of the year.

Copper Operations:

Falconbridge is also an important copper producer. We ranked twelfth in the world in 2001, accounting for 3% of western world production. We are Canada's largest copper producer. Our copper operations include Kidd Creek in Canada and Collahuasi and Lomas Bayas in Chile.

Operating income of the copper business was $66.0 million in 2001 compared with $241.6 million in 2000. Copper in concentrate production from the mines was 290,000 tonnes in 2001 compared with 268,300 tonnes in 2000. The operating cash cost per pound of copper was U.S.$0.43 compared with U.S.$0.38 per pound in 2000.

Capital Expenditures

($ millions)	2001	2002F
Kidd – Mine D	$ **106**	$ 96
Raglan	**47**	43
Collahuasi	**29**	115
New Caledonia	**33**	21
Other	**133**	112
	$ **348**	$ 387

Kidd Creek Operations

Kidd Creek is engaged in the mining, milling, smelting and refining of its own copper/zinc ores and in the processing of custom feed.

	2001	2000
Sales (tonnes)		
Copper (in metal and concentrate)	**105,100**	105,600
Zinc (in metal and concentrate)	**141,700**	138,200
Revenues ($ millions)	**505**	579
Operating Cash Cost (U.S.$ per pound of copper)	**0.74**	0.33
Operating (Loss) Income ($ millions)	**(64)**	35

Revenues: Revenues at the Kidd Creek Operations were $505.0 million in 2001, a 13% decrease from 2000 due to lower copper and zinc prices. As both copper and zinc production from the Kidd Mine was lower, a higher proportion of the sales now come from custom feed sources.

Costs: The operating cash cost at the Kidd Mine increased in 2001, to U.S.$0.74 per pound of copper. The 2001 increase is due to lower by-product credits from zinc and higher unit operating costs caused by the ground movement in late 2000.

Operating Income: Kidd Creek Operations reported an operating loss of $64.0 million in 2001, compared with operating income of $34.9 million for 2000. The $98.9 million decrease in operating income largely reflects lower metal prices, the impact of higher volumes of custom feed with lower profit margins and higher unit production costs.

Production: At the Kidd Mining Division, ore milled in 2001 decreased by 14% from 2000 levels largely due to the reduction in mine tonnage related to a ground movement in the No. 1 Mine. This tonnage, when combined with lower copper ore grades, higher zinc ore grades, and metallurgical recoveries, resulted in a decrease of 12,600 tonnes in copper production to 42,300 tonnes of copper in concentrate while production of zinc in concentrate decreased to 81,700 tonnes. In 2002, copper in concentrate from the mine is expected to total 52,000 tonnes while zinc in concentrate is forecast at 91,000 tonnes.

As a consequence of the ground movement, a decision was made to accelerate the development of Mine D which will extend in two stages the Kidd Mine from a depth of

Kidd Creek Operations

	2001					2000				
		Ore Tonnes (x 1000)	Cu %	Zn %	Ag g/t		Ore Tonnes (x 1000)	Cu %	Zn %	Ag g/t
Production										
Kidd Mining Division										
No. 1 Mine		**703**	**1.80**	**6.75**	**78**		1,142	2.92	5.62	58
No. 2 Mine		**281**	**4.05**	**0.25**	**22**		273	2.24	2.37	20
No. 3 Mine		**993**	**2.11**	**5.98**	**61**		915	2.09	3.77	43
Total mined		**1,977**					2,330			
Total – ore processed		**1,950**	**2.31**	**5.38**	**61**		2,275	2.51	4.44	46
	Cu	Cu Cathode	Cu Blister	Zn	Ag	Cu	Cu Cathode	Cu Blister	Zn	Ag
Metal in concentrate from mines (tonnes except 000 troy ounces of Ag)	**42,340**	–	–	**81,670**	**2,865**	54,926	–	–	82,655	2,437
Kidd Metallurgical Division (tonnes except 000 troy ounces of Ag)										
Mines		**41,758**	**46,034**	**67,399**	**2,909**		58,772	60,314	86,459	1,962
Custom – Sudbury		**8,430**	**8,430**	**–**	**23**		17,305	17,305	–	188
Custom – Other		**77,636**	**77,636**	**72,674**	**347**		46,910	46,910	54,916	135
Total		**127,824**	**132,100**	**140,073**	**3,279**		122,987	124,529	141,375	2,285
	Cu	Cu in Conc.	Zn	Zn in Conc.	Ag	Cu	Cu in Conc.	Zn	Zn in Conc.	Ag
Sales (tonnes except 000's troy ounces Ag)										
Mines	**38,758**	–	**68,997**	–	**2,909**	59,388	2,622	83,209	99	1,962
Custom – Other	**66,385**	–	**72,674**	–	**347**	31,356	6,337	54,916	–	135
Purchased metal	**–**	–	–	–	**–**	5,886	–	–	–	–
Total	**105,143**	–	**141,671**	–	**3,256**	96,630	8,959	138,125	99	2,097



Above. In 2001, the Kidd Creek Operations had to compensate for the shortfall of Kidd Mine concentrate with offshore material. This resulted in the processing of record tonnages of custom feed during the year.

6,800 to 10,000 feet (2,100 metres to 3,100 metres). Production is expected to begin in 2004. Mine D is expected to contribute 2 million tonnes of ore annually when full production levels are reached. An investment of $640 million, including provisions for inflation, is required to develop Mine D. To date, $140 million has been spent.

At the Kidd Metallurgical Division, zinc production in 2001 decreased by 1,300 tonnes to 140,100 tonnes. Copper blister production of 132,100 tonnes, was 6% higher than 2000's output. Copper cathode production of 127,800 tonnes was 4% higher than in 2000. Copper cathode production in 2002 is estimated at 144,000 tonnes. Production of zinc is estimated at 147,000 tonnes.

The collective agreement with the production and maintenance workers at the metallurgical site expires September 30, 2002.

Reserves & Exploration: The December 31, 2001 total proven and probable mineral reserves at Kidd Creek decreased by 2.3 million tonnes to 25.0 million tonnes. During the year, 2.0 million tonnes of ore were mined. Significant changes during the year included a 1.3 million tonne writedown in No.1 Mine and a mining gain of 0.6 million tonnes in No. 3 Mine.

Collahuasi

Compañia Minera Doña Inés de Collahuasi S.C.M., in which Falconbridge holds a 44% interest, operates the Collahuasi mine in northern Chile. Collahuasi mines and mills copper sulphide ores into concentrate and mines and leaches copper oxide ores to produce cathodes.

Falconbridge share	2001	2000
Sales of Copper (tonnes)	**191,900**	197,700
Production (tonnes)	**193,100**	186,100
Revenues ($ millions)	**366**	451
Operating Cash Cost (U.S.$ per pound of copper)	**0.38**	0.40
Operating Income ($ millions)	**122**	207

Revenues: Falconbridge's share of revenues at Collahuasi in 2001 was $365.7 million compared with $450.9 million in 2000. The decrease of $85.2 million is due to a decrease in the realized copper price from U.S.$0.82 a pound to U.S.$0.68 a pound and lower sales volumes.

Costs: The operating cash cost of producing a pound of copper in 2001 was U.S.$0.38 per pound compared with U.S.$0.40 in 2000 due largely to the impact of higher production volumes, recoveries, and lower treatment and refining charges.

Operating Income: The Corporation's share of Collahuasi's 2001 operating income was $122.4 million compared with $206.7 million in 2000.

Production: Falconbridge's share of annual copper production totaled 193,100 tonnes, which compared with 186,100 tonnes in 2000. Falconbridge's share of cathode from the oxide plant reached 26,200 tonnes (15% above design capacity), while production of copper in concentrate was 166,900 tonnes. Falconbridge's share of total copper production in 2002 is forecast at 186,000 tonnes.

During 2001 the feasibility study was completed on the transition of mining from the Ujina to the Rosario orebody and the expansion of the concentrator throughput from 60,000 tonnes to 110,000 tonnes per day. It concluded that the expansion will significantly enhance the value of Collahuasi and that it will maintain Collahuasi's output at current levels in the longer term, offsetting the impact of declining sulphide ore grades.

The expansion will not proceed until market conditions improve and the outlook for the world economies and copper demand becomes clearer. However in 2002, the pre-stripping of the Rosario orebody will start, and engineering work on the expansion will continue with the objective of bringing the expansion into production in 2004.

Reserves & Exploration: The December 31, 2001 total proven and probable mineral reserves at Collahuasi increased by 15.8 million tonnes to 1,867.7 million tonnes despite mine production of 34.5 million tonnes of ore. There was a large gain in mineral reserves as a result of the Rosario Feasibility Study, while the Ujina reserves were revised downward.

Lomas Bayas

On July 26, 2001 Falconbridge acquired all of the issued and outstanding shares of Compañia Minera Lomas Bayas (Lomas Bayas) and Compañia Minera Boliden Westmin Chile Limitada for cash consideration of $100.7 million. The results of operations have been included in the consolidated statements from that date. Lomas Bayas mines and leaches copper oxide ores to produce cathodes.

	since acquisition	calendar 2001	calendar 2000
Sales of Copper (tonnes)	**27,400**	N/A	N/A
Production (tonnes)	**24,700**	56,300	50,900
Revenues ($ millions)	**61**	N/A	N/A
Operating Cash Cost			
(U.S.$ per pound of copper)	**0.45**	N/A	N/A
Operating Income ($ millions)	**8**	N/A	N/A

N/A - not applicable

Revenues: Falconbridge's revenues, from the date of acquisition, were $61.0 million in 2001.

Costs: The operating cash cost of producing a pound of copper in 2001 was U.S.$0.45 per pound.

Operating Income: The Corporation's share of Lomas Bayas' 2001 operating income was $7.6 million.

Production: Lomas Bayas produced 56,300 tonnes of copper cathode in 2001 compared to 50,900 tonnes in 2000. Copper production in 2002 is forecast at 58,000 tonnes.

Reserves & Exploration: The December 31, 2001 total proven and probable mineral reserves at Lomas Bayas decreased by 12.9 million tonnes to 445.6 million tonnes. During the year, 21.7 million tonnes of ore were mined but proven mineral reserves increased by 6.9 million tonnes due to positive drilling results.

Corporate and Other

Corporate and other includes corporate costs, exploration, research and development expenditures, foreign exchange gains and losses and other income and expenses.

Corporate and other costs in 2001 of $106.4 million were $3.9 million higher than in 2000. Reductions in general and administrative, exploration and research and development expenditures were offset by the loss on futures and forward metal positions.

Liquidity and Capital Resources

The cash position and changes in cash in each of the last two years ended December 31 are summarized below:

millions	Year ended December 31, 2001	2000
Cash provided by operating activities	**$ 354.5**	$ 657.3
Cash used in investing activities	**(448.2)**	(272.6)
Cash provided by (used in) financing activities	**41.6**	(235.8)
Cash (used) provided during the year	**(52.1)**	148.9
Cash and cash equivalents, beginning of year	**250.4**	101.5
Cash and cash equivalents, end of year	**$ 198.3**	$ 250.4

Liquidity and Cash Flow

Consolidated cash and cash equivalents of $198.3 million at December 31, 2001, compared with $250.4 million last year, were invested mainly in high-quality short-term money market instruments.

During 2001 the Corporation established a commercial paper program as a means of reducing interest costs. Unused lines of credit and cash on hand are used to



Above. In 2001, Raglan shipped 24,600 tonnes of nickel in concentrate to the Sudbury smelter. Production of nickel in concentrate in 2002 is planned at 26,000 tonnes.

support the commercial paper program. The Corporation's lines of credit at December 31, 2001 totaled U.S.$475 million, against which no amounts were drawn. However, there was U.S.$205 million outstanding under the commercial paper program.

Working capital decreased to $482.4 million at the end of 2001 from $639.9 million primarily due to the impact of lower metal prices and the strike at Sudbury.

Cash generated from operations totaled $354.5 million compared with $657.3 million for 2000.

The ratio of current assets to current liabilities declined to 2.1:1 from 2.6:1 in 2000.

Based on planned production levels, estimated LME prices and forecasted Canadian/U.S. dollar exchange rates, it is anticipated that funds provided from operations, available cash and proceeds from existing lines of credit will be sufficient to finance planned capital expenditures in 2002 and the dividends declared to date.

Outstanding Indebtedness

Total debt increased to $1,867.3 million at December 31, 2001 from $1,484.5 million at the end of 2000. The $161.8 million of debt on the acquisition of Lomas Bayas, the issue of $488.4 million of new debt and increases in debt due to changes in the Canadian/U.S. exchange rate were partially offset by debt repayments of $361.9 million. The current portion of long-term debt is $113.1 million.

The ratio of net debt (debt minus cash and temporary investments) to net debt plus equity rose to 42% at the end of 2001 from 34% in 2000.

Capital Expenditures and Deferred Project Costs

The following table summarizes the expenditures incurred or planned for the periods indicated:

millions	Planned in 2002	Year ended December 31, 2001	2000
Sudbury	$ 33	**$ 37**	$ 41
Nikkelverk	10	**14**	10
Raglan	43	**47**	47
Falcondo	16	**23**	29
Kidd Creek	116	**150**	67
Collahuasi	115	**29**	21
New Caledonia	21	**33**	32
Montcalm	–	**12**	–
Lomas Bayas	30	**2**	–
Other	3	**1**	3
Total	$ 387	**$ 348**	$ 250

Expenditures in 2001 were directed towards development of Mine D at the Kidd Mining Division, completion of the Collahuasi feasibility studies, evaluation and exploration work at New Caledonia, the acquisition of Montcalm, and to maintain and improve productive capacity at all locations.

Expenditures in 2002 will primarily be used to proceed with the Collahuasi transition from Ujina to Rosario, the development of Mine D at the Kidd Mining Division, the debottlenecking of the SX/EW plant at Lomas Bayas, evaluation work at New Caledonia and to maintain and improve productive capacity at all locations. Expenditures will be financed from internal sources and existing lines of credit. Based on sustaining capital for existing operations, Mine D and the Collahuasi expansions, capital expenditures over the next few years are expected to be in the range of $400 million per year.

Energy

Energy continues to be a key economic factor for Falconbridge, and even though prices of crude oil and natural gas decreased in the last two quarters of 2001 the total cost of energy consumption represented 24% of site operating costs. Falcondo consumed 3 million barrels of crude oil, the Ontario Divisions and Nikkelverk in Norway used a combined 2,400 giga-watt-hours of electricity, Raglan consumed 39 million litres of diesel fuel and the Ontario divisions used 3.5 million giga-joules of natural gas. Decreases in crude oil and natural gas prices, and energy sales in the Dominican Republic and Ontario, as well as energy efficiency improvements and production curtailments reduced energy costs relative to the year 2000 by 3.2%.

Electricity prices were increased by 13% in June of 2001 for the Ontario divisions, in order to service the stranded debt attributed to Ontario Hydro during the restructuring of the Province's electricity industry. In response to the upcoming competitive electricity market, the Ontario sites have acquired software which will allow them to manage their energy load. In addition, Falconbridge has initiated a 10% energy cost reduction project which involves each division. The reduced energy consumption resulting from this action will make us a more competitive producer as well as diminish greenhouse gas emissions and contribute positively to global initiatives related to climate change.

Sustainable Development

The estimated liability for future site restoration costs has increased from $175 million to $225 million at December 31, 2001. The increase in the estimate in the year is due to the acquisition of Lomas Bayas, revisions to prior estimates due to changing plans and the updating of closure plans. This estimate is based on information currently available, including closure plans and alternatives, applicable regulations, planned spending on site



Above. Lomas Bayas will continue to steadily improve its performance and increase its production rates to the annual capacity level of 60,000 tonnes of copper cathode.

restoration and the remaining life of Falconbridge's ore reserves. At December 31, 2001, Falconbridge had provided $85.2 million compared to $74.3 million last year, in addition to ongoing capital and operating expenditures. The remaining balance will be accrued and expensed during the remaining lives of the operations.

Our "Report on Sustainable Development" is scheduled for release in April 2002.

Exploration and Business Development

Exploration

Mineral reserves are the backbone of a mining company. At Falconbridge the primary focus is on growing Falconbridge's nickel and platinum group metal (PGM) reserves.

The exploration group's mandate is to add mineral reserves at existing operations and new low-cost nickel, copper and PGM reserves through exploration or acquisition. Falconbridge's targeted growth in copper reserves will primarily be achieved through acquisitions. The use of joint ventures to spread risk, cost and to increase the level of focused activity is a continuing theme.

A number of joint ventures were established during the year. Falconbridge and Implats have formed a strategic alliance to jointly explore for PGMs. Under the terms of this five-year agreement, Falconbridge will conduct grassroots exploration for new high quality PGM projects worldwide. In September 2001, Falconbridge entered into an option agreement giving it the right to earn a 50% interest in the South Voisey Bay properties in Labrador, approximately 90 kilometres south of the Voisey's Bay nickel deposits. Drilling is scheduled for 2002. In the Haut Plateau area of Québec, 170 kilometres north of Sept-Îles, Falconbridge intersected nickel sulphide mineralization in three drill holes over a strike length of 220 metres, including 1.48% nickel, 0.66% copper and 0.11% cobalt over 9.4 metres. Falconbridge has provided Rockwell Ventures Inc. with an option to earn a 60% interest in the Haut Plateau properties by spending $10 million over five years, including $1 million by April 30, 2002. Falconbridge retains the back-in right to increase its ownership to 60%.

In addition to the exploration programs at Falconbridge's current operations, exploration projects are in progress in Canada, the United States, Africa, Australia, Brazil, Vietnam, Russia and China.

Advanced Projects – Mineral Resources[1]

(December 31, 2001)

Project	Resource Location	Percentage Ownership	Category	Million Tonnes	% Nickel	% Copper	% Cobalt	% Zinc
Nickel Deposits								
Onaping Depth[2]	Sudbury	100%	Indicated	14.6	2.52	1.15	0.06	–
			Inferred	1.2	3.61	1.21	0.07	–
Montcalm	Ontario	100%	Indicated	7.0	1.46	0.71	0.06	–
			Inferred	0.7	1.71	0.70	0.07	–
Côte d'Ivoire	Ivory Coast	85%	Indicated	123.9	1.57	–	0.10	–
			Inferred	134.2	1.39	–	0.12	–
Koniambo[3]	New Caledonia	49%	Measured	35.7	2.71	–	0.07	–
			Indicated	43.8	2.54	–	0.07	–
			Total	79.5	2.62	–	0.07	–
			Inferred	70.8	2.53	–	0.07	–
Copper Deposits								
Mine D[4]	Timmins	100%	Inferred	14.1	–	3.36	–	4.89
Fortuna de Cobre*[5]	Chile	100%	Measured	61.0	–	0.35	–	–
			Indicated	206.0	–	0.31	–	–
			Total	267.0	–	0.32	–	–
			Inferred	127.0	–	0.26	–	–

Notes: 1 The mineral resource estimates were prepared in accordance with the "CIM Standards On Mineral Resources And Mineral Reserves, Definitions And Guidelines", adopted by CIM Council on August 20, 2000, using classical and/or geostatistical methods, plus economic and mining parameters appropriate to each project.
The mineral resources have been compiled under the supervision of Chester Moore, Director, Mineral Reserves and Project Evaluation, a member of the Professional Engineers of Ontario with 29 years experience as a geologist.
The mineral resources have reasonable prospects for economic extraction but have not yet had complete formal evaluation, or do not have demonstrated economic viability under current conditions.
2 Also included as part of the Sudbury mineral resources on the Mineral Reserves and Mineral Resources table.
3 Option to earn.
4 Also included as part of the Kidd Creek mineral resources on the Mineral Reserves and Mineral Resources table.
5 Option to purchase.
* Added in 2001.

The table below summarizes exploration expenditures incurred or planned for the periods indicated:

millions	Planned in 2002	Year ended December 31, 2001	2000
Support of core operations in Canada	$ 20	**$ 22**	$ 28
New exploration projects in Canada	5	**5**	5
Collahuasi	–	**1**	3
Other exploration projects outside Canada	9	**11**	9
	$ 34	**$ 39**	$ 45

Business Development

The Corporation purchased 100% of the Montcalm nickel-copper property from Outokumpu in May for a consideration of $14 million. Montcalm is located near Timmins, Ontario and at the time of purchase had a total undiluted indicated mineral resource of 7 million tonnes grading 1.46% nickel and 0.71% copper. Montcalm has the potential to produce a total of 5 million tonnes of ore at a rate of 750,000 tonnes annually. The ore would be milled and concentrated at Kidd Creek Metallurgical Division in Timmins and could contribute 8,000 tonnes annually to nickel output from the Sudbury smelter.

In July, the Corporation purchased the Lomas Bayas copper mine and an option on the adjacent Fortuna de Cobre copper deposit in Chile from Boliden. Lomas Bayas is located in the Atacama Desert of Northern Chile and has been in production since 1998. Falconbridge's 100% ownership of Lomas Bayas, which was purchased for $100.7 million, is expected to contribute 58,000 tonnes of copper production in 2002. Should the Corporation exercise its right to retain the Fortuna de Cobre copper deposit, Boliden will be paid an additional U.S.$15 million before the fifth anniversary of the July closing.

A number of potential nickel, copper and platinum group acquisition opportunities were evaluated during the course of the year. Most were rejected for failing to meet the company's investment criteria, however several projects were ongoing at year's end.

Effective December 31, 2001 Falconbridge withdrew from the Gag Island nickel project. Falconbridge signed a joint venture agreement with BHP Billiton in June 2000, conditional on the satisfaction of a number of matters including the resolution of a forestry issue with the Indonesian Government. Following extensive deliberation and in the absence of a resolution to the forestry issue, Falconbridge decided to allow the current dates provided in the agreement to lapse and the agreement to terminate.

Work continued throughout the year on studies relating to the 60,000 tonne per year Koniambo ferronickel project in New Caledonia. Falconbridge has the right to earn a 49% interest in the project under a joint venture agreement with SMSP (Société Minière du

Key Assumptions for Mineral Resource and Reserve Estimation

Refer to Summary of Mineral Reserves and Resources on page 7

Bulk Density: the factor used to convert volume into tonnage. This factor is a function of the mineralogy and physical characteristics of a deposit. Formulae are developed using regression analyses on a suitably large number of individual determinations.

Cut-Off Grade: the grade that ensures that the revenue from the metal content of the lowest grade parcel included in a deposit will be at least equal to the anticipated prime operating costs of producing this revenue. These costs include mining, milling, smelting, refining, selling and all transportation and administration costs. The cut-off grade will vary greatly from property to property due to a range of factors including deposit size and shape, metal content and prime cost structure.

Exchange Rate (U.S.$ to CDN$): 1.35

Long Term Metal Prices (U.S.$ per pound): Nickel $3.25, Copper $0.95, Zinc $0.55

Minimum Mining Width: the smallest horizontal thickness used in an estimation based on the selected mining method and the minimum opening size required by mining equipment used. The grade across this minimum width must equal or exceed the cut-off grade.

Mining Dilution*: all external material with grades lower than the cut-off grade that must be removed with the ore. The amount of this diluting material can vary considerably and depends upon mining method and the location, attitude, size, shape and wall rocks of the ore zone.

Mining Recovery*: the proportion of the ore that is extracted after accounting for mining losses. The mining recovery can vary widely both within a single mine and from property to property due a range of factors including deposit geometry and mining method.

* Used for mineral reserve estimation only

Sud Pacifique S.A.) and its controlling shareholder SOFINOR (Société de Financement et d' Investissement de la Province Nord).

The work program is progressing as planned. During the year sufficient measured and indicated resources for 25 years of production were defined. The pyrometallurgical measured and indicated mineral resources are estimated at 79.5 million tonnes grading 2.62% nickel and the inferred mineral resources are 70.8 million tonnes grading 2.53% nickel. A 120,000 tonne test-mining program was initiated and work began on the development of a 25 year mine plan. After extensive metallurgical testwork, Falconbridge's smelting process was chosen for the project flowsheet. The location of the plant and port infrastructure was finalized and the land has been acquired. Expenditures during the year were $32.7 million bringing total project expenditure to date to $104.3 million.

The project engineering group relocated from Toronto to Brisbane, while an office was established in Paris to work on financing for the project. An independent financial advisor was appointed to the joint venture and a bank was chosen to handle the application for investment incentives under the French 'Loi Paul' act. An initial file was submitted to the Direction Générale des Impôts in this respect.

Markets

The year started within an environment of global growth, but soon enough turned into an environment of contraction. Base metal prices were on a downward trend throughout 2001, reflecting deteriorating demand conditions and burgeoning stock levels. Only recently has there been a supply response with substantial curtailments in the copper and zinc markets acting as a stabilizing force. Looking forward, some combination of supply cuts and demand rebound must occur to bring the market closer to equilibrium. Only then, can the current negative price momentum turn around on a sustainable basis.

The nickel price certainly has lived up to its reputation for volatility in 2001, with the LME cash settlement price trading in a range of U.S.$3.42 per pound to U.S.$2.01 per pound. The main bearish influences on the nickel price this year were the nearly 4% decline in stainless steel production and a 2.5% decline in the non-stainless sector, coupled with nickel supply growth of over 3.5% relative to last year. Prolonged bottoming of the U.S. economy, and a deteriorating domestic economy in Japan, established the negative trend for Western World stainless steel production in 2001. Underlying weakness in demand kept all market areas subdued for most of the year.

The non-stainless steel end-use sector experienced a marked slowdown in 2001. The slowdown in the information technology market impacted demand for electronic alloys and batteries. While the aerospace sector had been strong until the events of September 11th, the collapse of the commercial aviation sector will have a negative impact going forward. The only exception is the land based turbine and oil and gas sectors, which continued to experience strong demand. One of the few bright spots is Chinese demand, which continues to experience strong levels of nickel consumption.

These negative market factors were partially offset by a reduction in Russian exports of refined nickel, as well as a shortage of stainless steel scrap. Russian cutbacks in exports were not accompanied by a corresponding cut in production with the result of a build-up of off-warrant stocks. While the reduced Russian exports were supportive of the nickel price, the build-up of off-warrant stocks will overhang the market in the future. Furthermore, restrictions placed by the Russian government on exports of stainless steel scrap led to a tightness of scrap supply, particularly in Europe. Moreover, subdued nickel prices discouraged Western scrap processors from collecting additional scrap units. These latter two factors assisted in maintaining low levels of LME nickel stocks, as benchmarked against historical standards and relative to the stock increases witnessed elsewhere in base metals.

The copper market experienced negative growth in demand for the first time in 15 years. Western World consumption of copper metal fell over 5% in 2001. U.S. consumption is expected to be down 8%, as a result of the high tech boom coming to a halt, destocking in the electronic sector, and auto production cutbacks. Asian fabricating demand continues to be depressed with little signs of a turnaround, but China continues to stand out with demand expected to see double digit growth spurred on by the strong infrastructure spending and relocation of fabrication capacity from other countries to China. As a result, Chinese copper metal imports remained at high levels. China is expected to remain a substantial importer of copper. The year 2001 ended on a somewhat positive note with announcements of mine closures and cutbacks equaling about 700,000 tonnes worldwide. These cutbacks will mainly be felt in the market in 2002. The year 2001 saw start-up of the large Antamina copper project in Peru, and the El Tesoro SX-EW project in Chile, which helped raise refined production by over 2%. In the face of declining demand and new metal supply onto the market, the copper market balance moved into a large surplus. LME inventories more than doubled from the end of last year, ending 2001 at 798,675 tonnes. The LME cash settlement price for copper fell continuously throughout the year, ending December at U.S.$0.66 per pound.

The zinc market moved to a significant surplus in 2001, as a consequence of a contraction of 2.7% in Western World consumption of refined zinc. A 9% decline in offtake in the U.S. was mainly responsible due to poor demand for galvanised steel from the construction and automotive sectors. Europe, the strongest zinc consuming region during the first half of the year, slowed noticeably in the second half. Consumption fell substantially in Japan and the Far Eastern exporting economies. Only China stood out with double digit demand growth, supported by the strong infrastructure spending. On the supply side, refined metal production grew by 2.3% in 2001 with the ramp-up of expanded production at existing producers, and from a newly commissioned smelter. The increase in supply compounded by the weak demand pushed the zinc market balance from a period of prolonged deficit into significant surplus. Correspondingly, LME stocks did a turnaround climbing to 433,375 tonnes by the end of 2001. The LME cash settlement price for special high grade zinc fell almost 25% from the end of 2000 to U.S.$0.35 per pound by the end of 2001.

The following table indicates the average metal price and the Canadian/U.S. dollar exchange rate realized by Falconbridge and on the London Metal Exchange in 2001 and 2000:

Average U.S. prices and Canadian/U.S. dollar exchange rates

	Pricing unit	Realized by Falconbridge 2001	Realized by Falconbridge 2000	London Metal Exchange 2001	London Metal Exchange 2000
Nickel	pound	**$ 2.79**	$ 4.09	**$ 2.70**	$ 3.92
Ferronickel	pound	**2.85**	3.98	**–**	–
Copper	pound	**0.70**	0.84	**0.72**	0.82
Zinc	pound	**0.44**	0.55	**0.40**	0.51
Cobalt	pound	**9.66**	13.71	**9.29***	12.79*
Average exchange rate realized U.S.$1=Cdn.$ pre hedge		**1.55**	1.48		
post hedge		**1.52**	1.49		

*As per Metal Bulletin 99.3%

Risk Factors

As a significant portion of Falconbridge's revenues are derived from the sale of nickel, copper, cobalt and zinc, Falconbridge's earnings are directly related to fluctuations in the prices of these metals. Market prices can be affected by numerous factors beyond Falconbridge's control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, global and regional demand and production, political and economic conditions and production costs in major producing regions.

In order to minimize metal price risk exposure on purchased metals, fluctuations in inventory levels, and to obtain the average LME prices, the Corporation periodically uses futures and options contracts to hedge these risks. Generally, Falconbridge does not hedge the price it realizes on the sale of its own production and accepts market prices prevailing at the time of sale. From time to time, however, the Corporation may fix the price associated with its own future production to lock in certain profits or cash flows. The Corporation may buy call options to maintain the upside potential for price movements. The Board of Directors of the Corporation has approved a policy to address the philosophy, implementation, control and limits on metal trading.

Another facet of commodity price risk involves the potential for prices to decline to sufficiently low levels, and for markets to become sufficiently uncertain, that the company decides it must reduce the carrying values of affected assets. These reductions can result from decisions to cease production at existing operations, to cancel or postpone the development of new mining projects, to

Stainless Steel Capacity – Increasing in 2001 – 2006 ('000 Mt)



2,000
1,500
1,000
500
0
01
02
03
04
05
06

Stainless Steel Expansion Leads to Sharp Increase in Nickel Demand



20%
15%
10%
5%
0
94
95
94
95
Stainless Steel Production
Nickel Demand

reduce reserves based on lower price assumptions, or the belief that future cash flows from operating assets will be inadequate to support existing carrying values.

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can significantly impact Falconbridge's earnings and cash flows. Most of Falconbridge's revenues and debt are denominated in U.S. dollars, whereas most of the operating costs at the Canadian sites are incurred in Canadian dollars. The costs at Falcondo, Lomas Bayas, and Collahuasi are incurred mainly in U.S. dollars while Nikkelverk's costs are incurred in Norwegian kroner. From time to time the Corporation will engage in financial risk management programs, approved by the Board of Directors, by entering into contractual arrangements which reduce exposures by creating an offsetting position. Further details are provided in note 14, page 48, of this Annual Report.

The business of mining and processing of metals is generally subject to a number of risks and hazards, including industrial accidents, labour disputes, unusual or unexpected geological conditions, ground conditions and phenomena such as inclement weather conditions, floods, earthquakes and the handling of hazardous substances and emissions of contaminants. Such occurrences could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities, or the environment, monetary losses and possible legal liability. Although Falconbridge maintains insurance against risks that are typical in the mining industry, such insurance may not provide adequate coverage under all circumstances.

In view of the uncertainties concerning future removal and site restoration costs on Falconbridge properties, the ultimate costs to Falconbridge could differ from the amounts estimated. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate.

Sensitivities

Falconbridge's earnings and cash flows are sensitive to changes in metal prices and the Canadian/U.S. dollar exchange rate. The following table shows the approximate impact on operating income, earnings and cash flow due to variations in these factors, based on Falconbridge's normal annual sales volumes, if the change was to remain in effect for the full year:

		Impact on		
$ millions	Change In U.S.$ Realized Price	Operating Income	Earnings (a)	Cash Flow
Nickel	$0.10 per pound	25	16	24
Ferronickel	0.10 per pound	6	3	3
Copper	0.10 per pound	114	74	114
Zinc	0.05 per pound	24	16	23
Cobalt	1.00 per pound	5	4	5
Platinum and Palladium	100.00 per ounce	20	13	19
Silver	1.00 per ounce	5	3	5
Exchange rate (on revenue) U.S.$1.00 = Cdn.$ +/- 1¢		6	4	6

(a) Difference between earnings and cash flow relates to future tax amounts.

Falconbridge periodically uses foreign exchange and options contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures and futures and option contracts to hedge the effect of price changes on a portion of the metals it sells from its mine production. The above sensitivities could accordingly be affected if such hedging programs were to be put in place.

Accounting Changes

In 2001 Falconbridge adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the calculation of earnings per share. The new standard requires the use of the treasury stock method to compute the dilutive effect of stock options. The adoption of the new standard did not have a material impact on the calculation of earnings per share.

Outlook

Global economic activity is expected to remain subdued into the middle of 2002, and as such, demand for base metals will continue to be weak. However, there is a consensus amongst forecasters that the U.S. economy will rebound during the second half of 2002. These opinions are based upon the unprecedented amount of monetary and fiscal stimulus that is being injected into the U.S. economy, which should provide a boost into recovery. Furthermore, the United States is the economic engine to help pull the rest of the world out of its slump. For 2002, the key factor for price sustainability of base metals will be a return of demand rates upon improving economic fundamentals.

The nickel market is expected to be in surplus in 2002, as supply continues to outstrip demand. Supply of nickel metal will grow over 5% with the continued ramp-up of brownfield expansions. A recovery in demand is not foreseen until the second half of 2002, contingent upon a healthy rebound in stainless steel production. Western World nickel demand is forecast to increase 4% in 2002.

Copper demand is forecast to increase by 3% in 2002, with all market areas showing positive growth. The mine production cutbacks, announced in the latter part of 2001, will flow through to the refineries resulting in a drop in refined copper output. China will remain a major importer of copper in all forms as demand for the metal continues growing in line with its economic expansion. For the copper industry as a whole, lower metal production combined with a recovery of demand will bring the market back in balance for 2002.

The zinc market is forecast to continue in a surplus for 2002 as supply outweighs demand growth. With the spate of mine closures announced in the latter part of 2001, a large deficit of concentrate is expected for 2002, constraining smelter output. While China will remain a substantial exporter of zinc metal, the high rates of domestic metal consumption will begin to erode exports from that country. The U.S. market will lead the growth of nearly 3% forecast for Western World zinc consumption in 2002.

Cobalt demand slowed down markedly in 2001 due to the global economic malaise and is only expected to return to average growth rates of 4% by 2003. The super-alloy market, which accounts for 25% of cobalt consumption, was performing very well but the events of September 11th will negatively impact this sector especially in the 2003 and 2004 timeframe. The electronics sector and the battery sector continue to offer excellent long-term growth prospects, but are currently in a demand slump and working off excess inventories. On the supply side of the equation, new cobalt supply will come from OMG's Big Hill project in the Democratic Republic of Congo and Avmin's Chambishi Metals in Zambia, as well as from Murrin-Murrin's dry laterite project in Australia, as it ramps up its nickel production.

In 2001, with the acquisition of Lomas Bayas, lower metal prices and the strike at Sudbury Operations, the ratio of net debt to net debt plus equity increased to 42% from 34%. With low metal prices and a higher level of debt, our short-term strategy is to live within our means and

financial statements

not over-extend ourselves. While we have exceeded our debt to debt plus equity target in the past, it has not stayed at the higher levels for long. Our average net debt to net debt plus equity ratio since the IPO in 1994 is 29%.



50%
40%
30%
20%
10%
0
95 96 97 98 99 00 01

Net debt/net debt plus equity

Target Band = 25% – 35%
1995 – 2001 Average = 29%

Accounting Responsibilities, Procedures and Policies

The Board of Directors which, among other things, is responsible for the consolidated financial statements of the Corporation, delegates to management the responsibility for the preparation of the statements. Responsibility for their review is that of the Audit Committee. Each year the shareholders appoint independent auditors to audit and report directly to them on the financial statements.

In preparing the consolidated financial statements great care is taken to use the appropriate generally accepted accounting principles and estimates considered necessary by management to present fairly and consistently the consolidated financial position and the results of operations. The principal accounting policies followed by Falconbridge are summarized on pages 39 and 40.

The accounting systems employed by Falconbridge include appropriate controls, checks and balances to provide reasonable assurance that Falconbridge's assets are safeguarded from loss or unauthorized use as well as facilitating the preparation of comprehensive, timely and accurate financial information. There are limits inherent in all systems based on the recognition that the cost of such systems should not exceed the benefits to be derived. Falconbridge believes its systems provide the appropriate balance in this respect.

The Corporation's Audit Committee is appointed by the Board of Directors annually and is currently comprised of five non-management directors. The Committee meets with management and with the independent auditors (who have free access to the Audit Committee) to satisfy itself that each group is properly discharging its responsibilities and to review the financial statements and the independent auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the financial statements for issuance to the shareholders.

David H. Race
Chairman of
Audit Committee

Derek Pannell
President and
Chief Executive Officer

Lars-Eric Johansson
Senior Vice President and
Chief Financial Officer

Auditors' Report

To the Shareholders of Falconbridge Limited:

We have audited the consolidated statements of financial position of Falconbridge Limited as at December 31, 2001 and 2000 and the consolidated statements of earnings, shareholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants

Toronto, Canada
January 30, 2002

Consolidated Statements of Earnings

In thousands of Canadian dollars	Year ended December 31, 2001	Year ended December 31, 2000
Revenues	**$ 2,138,249**	$ 2,614,596
Operating expenses		
Costs of metal and other product sales	**1,593,350**	1,604,588
Selling, general and administrative	**121,266**	122,072
Amortization of development and preproduction expenditures	**89,061**	71,562
Depreciation and depletion	**241,792**	219,200
Exploration	**39,530**	45,815
Research and process development	**16,919**	27,971
Other (income)/expenses	**10,273**	(12,247)
	2,112,191	2,078,961
Operating income	**26,058**	535,635
Interest (note 11)	**86,673**	106,742
(Loss) earnings before taxes and non-controlling interest	**(60,615)**	428,893
Income and mining taxes (note 7)	**(75,402)**	52,643
Non-controlling interest in (loss) earnings of subsidiaries	**(1,180)**	7,977
Earnings for the year	**$ 15,967**	$ 368,273
Dividends on preferred shares	**12,038**	11,795
Earnings attributable to common shares	**$ 3,929**	$ 356,478
Basic and fully diluted earnings per common share (note 10(c))	**$ 0.02**	$ 2.01

See accompanying notes to consolidated financial statements

Consolidated Statements of Financial Position

In thousands of Canadian dollars	December 31, 2001	December 31, 2000
Assets		
Current		
Cash and cash equivalents	**$ 198,315**	$ 250,438
Accounts and metals settlements receivable (note 15)	**259,950**	295,472
Inventories (note 3)	**460,891**	487,521
Total current assets	**919,156**	1,033,431
Property, plant and equipment (note 4)	**3,987,676**	3,663,646
Deferred expenses and other assets (note 5)	**162,628**	112,918
Total assets	**$ 5,069,460**	$ 4,809,995
Liabilities and shareholders' equity		
Current		
Short-term debt	**$ –**	$ 22,503
Accounts payable and accrued charges	**312,663**	266,272
Income and other taxes payable	**10,964**	21,299
Long-term debt due within one year (note 6)	**113,133**	83,466
Total current liabilities	**436,760**	393,540
Long-term debt (note 6)	**1,754,188**	1,378,546
Future income and mining taxes (note 7)	**216,922**	313,056
Employee future benefits (note 8)	**248,271**	257,719
Other long-term liabilities (note 9)	**103,265**	88,913
Non-controlling interest	**30,046**	31,257
Total liabilities	**2,789,452**	2,463,031
Commitments and contingencies (notes 6, 9, 14, 16)		
Shareholders' equity	**2,280,008**	2,346,964
Total liabilities and shareholders' equity	**$ 5,069,460**	$ 4,809,995

See accompanying notes to consolidated financial statements

On behalf of the Board:

Alex G. Balogh, Director

Derek Pannell, Director

Consolidated Statements of Shareholders' Equity

In thousands of Canadian dollars	Year Ended December 31, 2001 Number	Amount	Year Ended December 31, 2000 Number	Amount
Share capital				
Authorized				
Unlimited preferred shares				
Unlimited common shares				
Issued				
Common shares (note 10(a))				
Balance, beginning of year	**176,976,628**	**$ 2,176,612**	176,970,900	$ 2,176,503
Issued pursuant to employee stock option plan	**518**	**10**	5,728	109
Balance, end of year	**176,977,146**	**2,176,622**	176,976,628	2,176,612
Preferred shares Series 1 (note 10(b))				
Balance, beginning and end of year	**89,835**	**899**	89,835	899
Preferred shares Series 2 (note 10(b))				
Balance, beginning and end of year	**7,910,165**	**197,753**	7,910,165	197,753
Deficit				
Balance, beginning of year		**(34,966)**		(320,133)
Earnings for the year		**15,967**		368,273
Dividends – Common shares		**(70,790)**		(70,790)
– Preferred shares		**(12,038)**		(11,795)
Stock option plan cash payments, net of taxes (note 10(a))		**(105)**		(521)
Balance, end of year		**(101,932)**		(34,966)
Cumulative translation adjustment				
Balance, beginning and end of year		**6,666**		6,666
Total shareholders' equity		**$ 2,280,008**		$ 2,346,964

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

In thousands of Canadian dollars	Year ended December 31, 2001	Year ended December 31, 2000
Operating activities		
Earnings for the year	**$ 15,967**	$ 368,273
Add (deduct) items not affecting cash		
Depreciation and depletion	**241,792**	219,200
Amortization of development and preproduction expenditures	**89,061**	71,562
Future income and mining taxes (note 7)	**(75,229)**	(12,999)
Non-controlling interest in (loss) earnings of subsidiaries	**(1,180)**	7,977
Other	**(2,641)**	272
Contributions to pension fund in excess of amounts expensed	**(9,452)**	(10,353)
Cash provided by operating activities before working capital changes	**258,318**	643,932
Net change in receivables, inventories and payables	**96,129**	13,418
Cash provided by operating activities	**354,447**	657,350
Investing activities		
Capital expenditures and deferred project costs	**(348,328)**	(249,628)
Acquisition of Lomas Bayas (note 2)	**(100,729)**	–
Cash acquired on acquisition of Lomas Bayas (note 2)	**16,867**	–
Other	**(16,013)**	(22,949)
Cash used in investing activities	**(448,203)**	(272,577)
Financing activities		
Long-term debt, including current portion:		
Issued (note 6)	**486,320**	353,704
Repaid (note 6)	**(339,366)**	(525,326)
Short-term debt	**(22,503)**	22,503
Dividends paid	**(82,828)**	(82,583)
Issue of common shares (note 10(a))	**10**	109
Dividends paid to non-controlling interest in Falconbridge Dominicana, C. por A.	**–**	(4,227)
Cash provided by (used in) financing activities	**41,633**	(235,820)
Cash (used) provided during the year	**(52,123)**	148,953
Cash and cash equivalents, beginning of year	**250,438**	101,485
Cash and cash equivalents, end of year	**$ 198,315**	$ 250,438
Cash flow per common share from operating activities (note 10(c))	**$ 1.93**	$ 3.65
Supplementary Information:		
Cash paid for interest	**$ 92,328**	$ 111,290
Cash paid for income and mining taxes	**$ 22,870**	$ 75,882

See accompanying notes to consolidated financial statements

1. Summary of significant accounting policies

The consolidated financial statements of Falconbridge Limited have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied. In these consolidated financial statements, references to the Corporation mean only Falconbridge Limited, the parent company, and references to Falconbridge include the Corporation and its consolidated subsidiaries. The principal accounting policies followed by Falconbridge are summarized hereunder.

Basis of consolidation

Falconbridge consolidates the financial statements of subsidiary companies and proportionately consolidates the financial statements of joint ventures.

Translation of foreign currencies

Foreign currency balances, and the financial statements of integrated foreign operations, are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the year-end. Non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the weighted average exchange rates prevailing during the year, except for depreciation, depletion and amortization, which are translated at the same exchange rates as the assets to which they relate. Exchange gains and losses are included in income in the current year, except when hedged. Certain monetary items are hedged by foreign currency forward and option contracts.

Financial statements of self-sustaining foreign operations are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the rate of exchange in effect at the year-end while revenue and expense items (including depreciation, depletion and amortization) are translated at the weighted average exchange rates prevailing during the year. Exchange gains and losses from the translation of such financial statements are deferred and disclosed as a separate component of shareholders' equity. Falconbridge uses a combination of its U.S. dollar long-term debt and forward exchange contracts and options for the sale of U.S. dollars to hedge its net investments in self-sustaining foreign operations. Gains or losses on these hedge instruments are reported in the same manner as exchange gains and losses from the translation of the financial statements of its self-sustaining foreign operations.

Revenue recognition

Revenues are generated from the sale of refined metals, concentrates and ferronickel and are recorded in the accounts when the ownership and control of goods passes to the buyer, which generally occurs upon shipment. Prices used for provisionally priced sales are based on market prices prevailing at the time of shipment and are adjusted upon final settlement with customers pursuant to the terms of sales contracts.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with original maturities of three months or less and are stated at cost, which approximates market value.

Valuation of inventories

Metals inventories are valued at the lower of cost, determined on a "first-in, first-out" basis, or net realizable value. Supplies inventories are valued at the lower of average cost of acquisition, less appropriate allowances for obsolescence, or replacement cost.

Financial instruments

Falconbridge periodically uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Generally, Falconbridge does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Falconbridge enters into futures and option contracts to hedge the effect of price changes on a portion of the commodities it sells. Gains and losses on these contracts are reported as a component of the related transactions. Falconbridge may enter into futures and forward contracts for the purchase or sale of commodities and currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Falconbridge also enters into interest-rate swap agreements, including cross currency swaps, to modify the interest characteristics of its outstanding debt without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt.

Interest

Falconbridge capitalizes interest costs incurred, prior to the commencement of commercial production, for projects that are specifically financed by debt. Interest costs incurred after the commencement of commercial production are expensed.

Property, plant and equipment

Property, plant and equipment and related capitalized development and preproduction expenditures are recorded at cost. Repairs and maintenance expenditures are charged to operations; major betterments and replacements are capitalized.

The Corporation generally depreciates plant and equipment on a straight-line basis over the lesser of their useful service lives or the lives of the producing mines to which they relate. At the Kidd Creek Operations, mine facilities are depreciated over the estimated lives of the mines based on the unit of production basis; reduction and refining facilities are depreciated over 25 years on the straight-line basis. Generally the subsidiary companies calculate depreciation on a straight-line basis at rates varying from 5% to 25%.

Depletion of resource properties is provided over the estimated lives of the resources recoverable from the properties on the unit of production basis.

Development and preproduction expenditures are capitalized until the commencement of commercial production. These, together with certain subsequent development expenditures, which are also capitalized, are amortized over periods not exceeding the lives of the producing mines and properties.

Exploration

Exploration costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are charged against earnings. Further costs are generally deferred and, upon reaching commercial production, amortized as appropriate under the policy for property, plant and equipment as described above.

Employee future benefits

The costs of retirement benefits and certain post employment benefits are recognized over the period in which employees render services in return for the benefits.

Pension expense recorded for Falconbridge's defined benefit plans is the net of management's best estimate of the cost of benefits provided, the interest cost of projected benefits, return on pension plan assets and amortization of experience gains or losses and other pension plan surpluses or deficits. Pension fund assets are valued at current market values. Pension plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized, on a straight-line basis, over the expected average remaining service life of the employee group or the term of the employment contract to which the items relate, depending on the nature of the item. Funding is subject to applicable government regulations.

Under its defined contribution retirement savings programs, Falconbridge makes payments based on employee earnings and partially matches employee contributions, to a defined maximum. Employees may receive profit sharing credits based on earnings.

Falconbridge also provides certain health care and life insurance benefits for retired employees and their dependents. The cost of these benefits is expensed over the period in which the employees render services in return for the benefits.

Income and mining taxes

Current income taxes are recognized for the estimated income and mining taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses, available to be carried forward to future years for tax purposes, that are likely to be realized. Where appropriate, income and withholding taxes are provided on the portion of any interest in consolidated foreign subsidiaries' undistributed net income, which it is reasonable to assume, will be transferred in a taxable distribution.

Environmental and reclamation costs

Costs related to ongoing site restoration programs are expensed when incurred. A provision for mine closure and site closure costs is charged to earnings during the life of the operations.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock option plan

The Corporation has a stock option plan, which is described in note 10. No compensation expense is recognized for the plan when shares or stock options are issued to employees. Shares issued under the plan are recorded at the issue price. If stock options are repurchased from employees under the market growth option, the excess of consideration paid over the stock option exercise price is charged to retained earnings.

2. Acquisition

On July 26, 2001 Falconbridge acquired all of the issued and outstanding shares of Compañia Minera Lomas Bayas (Lomas Bayas) and Compañia Minera Boliden Westmin Chile Limitada for cash consideration of $100.7 million. The results of operations have been included in the consolidated financial statements from that date. Lomas Bayas is engaged in the exploration for and mining of copper in Chile.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Cash and cash equivalents	$ 16,867
Other current assets	23,637
Capital assets	220,601
Future income and mining taxes	17,777
Intangibles	7,363
Other non-current assets	3,486
Total assets acquired	289,731
Current portion of long-term debt	23,566
Other current liabilities	25,719
Long-term debt	138,187
Other long-term liabilities	1,530
Total liabilities assumed	189,002
Net assets acquired	$ 100,729

The intangible assets represent water rights with an indefinite life that are not subject to amortization.

Falconbridge also has the right to retain the Fortuna de Cobre copper deposit by making a payment of U.S.$15.0 million before July 26, 2006.

3. Inventories

Inventories of $460.9 million (2000 – $487.5 million) includes, in-process – $203.6 million (2000 – $236.2 million); finished metals – $126.8 million (2000 – $123.9 million); and supplies – $130.5 million (2000 - $127.4 million).

4. Property, plant and equipment

Property, plant and equipment consist of the following:

			2001	December 31, 2000
	Cost	Accumulated depreciation and amortization	Net book value	Net book value
Plant and equipment:				
Mines, mining plants and ancillary mining assets	**$ 3,242,996**	**$ 1,308,400**	**$ 1,934,596**	$ 1,616,154
Smelters	**709,870**	**406,137**	**303,733**	329,736
Refineries	**888,061**	**496,391**	**391,670**	409,135
Other	**191,918**	**141,897**	**50,021**	54,045
	5,032,845	**2,352,825**	**2,680,020**	2,409,070
Land and properties	**443,084**	**198,326**	**244,758**	247,675
	$ 5,475,929	**$ 2,551,151**		
Development and preproduction expenditures, net			**1,062,898**	1,006,901
			$ 3,987,676	$ 3,663,646

5. Deferred expenses and other assets

Deferred expenses and other assets consist of the following:

	2001	December 31, 2000
Deferred exploration and engineering costs	**$ 99,592**	$ 71,580
Inventories and supplies	**21,262**	20,380
Employee housing advances	**9,349**	6,243
Debt discount and issue expenses, net	**4,707**	3,063
Portfolio investments	**2,484**	2,555
Water rights	**9,678**	–
Other	**15,556**	9,097
	$ 162,628	$ 112,918

6. Long-term debt

Long-term debt consists of the following:

	2001	December 31, 2000
Falconbridge Limited:		
7.35% Debentures, due November 1, 2006 (U.S.$250.0 million) (a)	**$ 398,150**	$ 375,050
7 3/8% Debentures, due September 1, 2005 (U.S.$200.0 million) (a)	**318,520**	300,040
8.5% Debentures, due December 8, 2008 (b)	**175,000**	–
Credit Facilities (c)	**326,334**	238,831
Compañia Minera Doña Inés de Collahuasi S.C.M.:		
Senior Debt (U.S.$309.7 million, 2000 – U.S.$365.3 million) (d)	**493,242**	548,091
Compañia Minera Falconbridge Lomas Bayas (U.S.$98.0 million) (e)	**156,075**	–
Total	**$ 1,867,321**	$ 1,462,012
Less long-term debt due within one year	**113,133**	83,466
	$ 1,754,188	$ 1,378,546

(Tabular figures in thousands of Canadian dollars, except where otherwise noted)

(a) The Corporation has entered into a number of interest rate swap and option transactions with terms up to five years. As a result of these transactions, at December 31, 2001, interest costs on U.S.$350.0 million (2000 – U.S.$300.0 million) of the debentures were swapped to an average fixed interest rate of 6.61% (2000 – 6.61%) and interest costs on U.S.$100.0 million (2000 – U.S.$150.0 million) were swapped to a floating rate basis at an average interest rate of 2.78% (2000 – 7.37%). The weighted average interest rate on these debentures at December 31, 2001 was 5.76% (2000 – 6.86%). If these positions had been settled at December 31, 2001, the Corporation would have received $20.2 million (2000 – received $12.4 million).

(b) In December 2001, the Corporation issued $175.0 million of debentures in the Canadian market, with a coupon rate of 8.5%, and maturing in 7 years. These debentures, which may be redeemed prior to maturity at the Corporation's option, were issued under a shelf prospectus that provides for the issuance, during a two-year period, of debt securities of up to U.S.$600.0 million. The debentures are subordinate to all indebtedness and other liabilities of subsidiaries. The Corporation has entered into several cross currency interest rate swap transactions with terms of seven years. As a result of these transactions the Corporation is paying a floating rate of interest of 5.31% on a notional amount of U.S.$111.3 million at December 31, 2001. If these positions had been settled at December 31, 2001 the Corporation would have paid $4.0 million.

(c) In July 2001, the Corporation renewed its existing revolving/non-revolving unsecured term evergreen credit facilities, (individually a "Credit Facility" and collectively the "Credit Facilities") and extended the term to July 8, 2004. The aggregate principal amount available under the Credit Facilities is U.S.$475.0 million.

The Corporation has also established a Commercial Paper Program. Unused lines of credit and cash on hand are used to support the Commercial Paper Program. The Corporation may repay and reborrow amounts under a Credit Facility during the revolving period, which ends on July 8, 2002. The revolving period of a Credit Facility may be extended by the relevant lender at its discretion. Failing such extension, borrowings under a Credit Facility will convert into a term loan maturing on July 8, 2004.

Borrowings may be made under the Credit Facilities in Canadian dollars in the form of prime rate loans or bankers' acceptances or in U.S. dollars in the form of U.S. base rate loans or LIBOR loans. As at December 31, 2001, the Corporation had no loans (2000 – U.S.$159.2 million) under these facilities and had commercial paper outstanding of U.S.$98.1 million and Cdn$170.1 million. Interest on U.S.$98.1 million was payable at 2.36% and on Cdn$170.1 million was payable at 3.05% (2000 – 7.50%). Amounts outstanding under the Commercial Paper Program are classified as debt not maturing within one year since the Corporation has both the intent and ability to refinance the borrowings on a long-term basis. During the revolving period of a Credit Facility, the Corporation pays a standby fee on the unused portion of such Credit Facility.

(d) The principal of the Senior Debt is repayable in successive, semi-annual installments which commenced in December 1999, continuing until December 2009. The weighted average interest rate on the Senior Debt outstanding at December 31, 2001 was 3.19% (2000 – 7.74%).

Collahuasi has entered into interest rate swap agreements to partially hedge the exposure derived from the timing of LIBOR settings on loans outstanding. As a result of these transactions, at December 31, 2001, interest costs on U.S.$530.0 million (2000 – U.S.$620.0 million) of their total debt were swapped to an average floating rate of 3.19% (2000 – 7.74%). These swap agreements amortize and extend until December 2002. If these positions had been settled at December 31, 2001, Falconbridge would have paid $1.3 million (2000 – received $1.3 million) on their portion (44%) of these agreements.

(e) The term loan is due January 27, 2003 and had semi-annual principal repayments of U.S.$7.7 million, commencing December 31, 2001. Under the terms of the agreement the Corporation has guaranteed the repayment of the debt. In addition, Lomas Bayas has entered into two interest rate swap transactions. As a result of these transactions, at December 31, 2001, interest costs on U.S.$47.0 million have been swapped to a fixed rate of 7.7%. The weighted average interest rate on the loan is 5.39%. If these positions had been settled at December 31, 2001, Falconbridge would have paid $3.8 million.

(f) The weighted average interest rate on the long-term debt portfolio, including the effect of interest rate swap agreements, at December 31, 2001 was 4.48% (2000 – 7.29%).

(g) Assuming that the Credit Facilities will continue to be renewed, long-term debt will mature as follows:

Year ending December 31,	2002	$ 113,133
	2003	220,156
	2004	88,606
	2005	407,127
	2006	432,853
	thereafter	605,446
		$ 1,867,321

(h) At December 31, 2001, the market value of Falconbridge's total debt, excluding the effect of interest rate swap agreements, was $1,873.1 million (2000 – $1,473.1 million).

7. Income and mining taxes

(a) Consolidated income and mining taxes consist of the following:

	Year ended December 31, 2001	2000
Current		
Federal and provincial income taxes	**$ 5,608**	$ 5,969
Foreign taxes	**(5,781)**	59,673
	(173)	65,642
Future		
Federal and provincial income taxes	**(82,165)**	(17,317)
Provincial mining taxes	**(6,108)**	(25,323)
Foreign taxes	**13,044**	29,641
	(75,229)	(12,999)
	$ (75,402)	$ 52,643

(b) The difference between the amount of the reported consolidated income and mining taxes and the amount computed by multiplying the earnings before taxes by the Corporation's applicable tax rates is reconciled as follows:

	Year ended December 31, 2001	2000
Taxes computed using the Corporation's tax rates*	**$ (24,970)**	$ 179,877
Adjust for –		
Foreign tax rates, net (i)	**(32,069)**	(63,685)
Mining taxes	**(6,108)**	(25,323)
Resource and depletion allowances	**4,600**	(19,311)
Non-taxable income	**(7,635)**	(9,214)
Non-claimable expenses	**2,343**	1,776
Ontario income tax rate reduction	**(20,033)**	(10,000)
Other	**8,470**	(1,477)
Income and mining taxes	**$ (75,402)**	$ 52,643
*Federal and provincial income tax rates	**41.12%**	41.95%

(i) The Corporation has non-resident subsidiaries that have undistributed earnings on which no taxes have been provided. These earnings, which amount to approximately U.S.$343.9 million (2000 – U.S.$291.1 million), have been permanently reinvested outside Canada and are used to finance non-Canadian investments, and exploration and development projects.

(c) The components of the future income tax liability at December 31, 2001 are as follows:

	Year ended December 31, 2001	2000
Future income and mining tax liabilities		
Property, plant and equipment	**$ 324,223**	$ 297,384
Development and preproduction	**175,200**	180,842
Foreign exchange	**25,749**	20,469
Exploration	**–**	780
Other	**26,573**	20,422
	551,745	519,897
Future income and mining tax assets		
Pensions	**12,373**	18,394
Post retirement benefits	**66,149**	71,102
Reclamation provisions	**24,767**	24,727
Inventory obsolescence	**7,953**	10,131
Non-capital losses	**153,488**	44,024
Research and development	**13,424**	8,763
Other	**56,669**	29,700
	334,823	206,841
Net future income and mining tax liability	**$ 216,922**	$ 313,056

8. Employee future benefits

Falconbridge maintains defined benefit retirement plans providing retirement, death and termination benefits for certain salaried and hourly-rated employees. Pension benefits are calculated based upon length of service and either final average earnings or a specified amount per year of service. Funding and pension plan assets (which consist principally of cash, equity securities and fixed income securities) for the defined benefit plans are primarily governed by the Ontario Pension Benefits Act. Pension benefits provided for certain employees through group annuity contracts are fully funded. The Kidd Creek Operations and Société minière Raglan du Québec ltée make monthly contributions on behalf of employees under a defined contribution retirement savings program.

Falconbridge provides retiree health, dental and life insurance benefits to certain employees. These plans require no contributions from employees. Other post employment benefits are recognized when the event triggering the obligation occurs.

The funded status of the Falconbridge's defined benefit pension plans and differences between amounts expensed and amounts funded are as follows:

	December 31, 2001		December 31, 2000	
	Plans where assets exceed accumulated benefits	Plans where accumulated benefits exceed assets	Plans where assets exceed accumulated benefits	Plans where accumulated benefits exceed assets
Plan assets at fair value	**$ 45,299**	**$ 782,141**	$ 148,681	$ 725,063
Projected benefit obligations	**28,484**	**997,120**	109,895	809,403
Plan assets in excess of (less than) projected benefit obligations	**$ 16,815**	**$ (214,979)**	$ 38,786	$ (84,340)
		All plans		All plans
Excess of amounts expensed over amounts funded		**$ (33,984)**		$ (47,372)

(Tabular figures in thousands of Canadian dollars, except where otherwise noted)

The funded status of Falconbridge's post employment benefit plans other than pensions and differences between amounts expensed and amounts funded are as follows:

	2001	December 31, 2000
Accrued benefit obligation	$ **255,675**	$ 226,683
Fair value of plan assets	**16,553**	15,181
Plan deficit	**239,122**	211,502
Excess of amounts expensed over amounts funded	$ **214,287**	$ 210,347

Falconbridge's post retirement benefit expense included the following components:

	December 31, 2001 Pension Benefit Plans	December 31, 2001 Other Benefit Plans	December 31, 2000 Pension Benefit Plans	December 31, 2000 Other Benefit Plans
Service cost	$ **14,752**	$ **5,668**	$ 14,597	$ 5,845
Interest cost	**67,161**	**16,454**	60,031	15,045
Expected return on plan assets	**(60,503)**	**(1,041)**	(57,958)	(1,117)
Valuation allowance provided against accrued benefit asset	**564**	**–**	663	–
Actuarial losses	**5,784**	**–**	–	–
Other	**–**	**(1,057)**	864	–
Defined benefit plan expense	**27,758**	**20,024**	18,197	19,773
Defined contribution plan expense	**8,705**	**–**	8,810	–
Post retirement benefit expense	$ **36,463**	$ **20,024**	$ 27,007	$ 19,773

The change in the funded status of Falconbridge's post retirement benefit plans was as follows:

	December 31, 2001 Pension Benefit Plans	December 31, 2001 Other Benefit Plans	December 31, 2000 Pension Benefit Plans	December 31, 2000 Other Benefit Plans
Accrued benefit obligation				
Balance at beginning of year	$ **919,298**	$ **226,683**	$ 909,108	$ 219,656
Current service cost	**14,752**	**5,668**	14,597	5,845
Benefits paid	**(74,031)**	**(15,868)**	(53,511)	(14,002)
Interest cost	**67,162**	**16,454**	60,031	15,045
Actuarial losses	**96,444**	**22,463**	(2,708)	–
Effect of exchange rate changes	**1,979**	**275**	595	139
Other	**–**	**–**	(8,814)	–
Balance at end of year	$ **1,025,604**	$ **255,675**	$ 919,298	$ 226,683
Plan assets				
Balance at beginning of year	$ **873,744**	$ **15,181**	$ 834,508	$ 17,836
Expected return on plan assets	**60,503**	**1,041**	57,958	1,117
Experience loss on fund assets	**(77,997)**	**956**	(7,208)	–
Employer contributions	**39,858**	**15,243**	49,997	10,230
Benefits paid	**(70,337)**	**(15,868)**	(53,511)	(14,002)
Effect of exchange rate changes	**1,669**	**–**	(1,910)	–
Transfer to other plans	**–**	**–**	(526)	–
Other	**–**	**–**	(5,564)	–
Balance at end of year	$ **827,440**	$ **16,553**	$ 873,744	$ 15,181
Plan deficit	$ **(198,164)**	$ **(239,122)**	$ (45,554)	$ (211,502)

	December 31, 2001 Pension Benefit Plans	December 31, 2001 Other Benefit Plans	December 31, 2000 Pension Benefit Plans	December 31, 2000 Other Benefit Plans
Reconciliation of accrued benefit liability to deficit				
Accrued benefit liability	$ **33,984**	$ **214,287**	$ 47,372	$ 210,347
Unamortized past service costs	**–**	**–**	1,449	1,155
Unamortized net actuarial losses	**173,327**	**25,815**	7,208	–
Accrued benefit liability	**207,311**	**240,102**	56,029	211,502
Valuation allowance	**(10,594)**	**–**	(10,475)	–
Other	**1,447**	**(980)**	–	–
Deficit	$ **198,164**	$ **239,122**	$ 45,554	$ 211,502

The significant actuarial assumptions used in measuring Falconbridge's post employment benefit obligations were as follows:

	Pension Benefit Plans December 31, 2001	2000	Other Benefit Plans December 31, 2001	2000
Discount rate	**6.75%**	6.75%	**6.75%**	6.75%
Expected long-term rate of return on plan assets	**7.00%**	7.00%		
Rate of compensation increase	**3.50%**	3.50%		
Effect of 1% increase in assumed health care cost trend rates				
Total of service and interest cost components			**$ 2,389**	$ 2,669
Post retirement benefit obligation			**29,060**	30,374
Effect of 1% decrease in assumed health care cost trend rates				
Total of service and interest cost components			**$ (1,877)**	$ (1,731)
Post retirement benefit obligation			**(22,354)**	(22,372)

The health care cost trend rate is assumed to start at 9% for 2001 (2000 – 7.5%), decreasing to an ultimate medical trend rate of 4% (2000 – 4%).

9. Other long-term liabilities

Other long-term liabilities consist of the following:

	December 31, 2001	2000
Future removal and site restoration costs	**$ 85,195**	$ 74,294
Other	**18,070**	14,619
	$ 103,265	$ 88,913

The business conducted by Falconbridge has been, and may in the future be, affected by changes in environmental legislation and other requirements including those related to future removal and site restoration costs. As Falconbridge operates in many countries, both the likelihood of changes in legislation and its impact upon Falconbridge are not predictable.

Falconbridge's policy is to meet and, if possible, surpass standards set by relevant legislation, through the application of innovative and technically proven economical measures in advance of prescribed deadlines. In addition, Falconbridge incurs substantial removal and site restoration costs on an ongoing basis, which it believes, will mitigate future removal and site restoration costs.

The total liability for future site restoration costs in relation to Falconbridge's worldwide operations, which will be incurred primarily after the cessation of operations, is estimated to be approximately $225 million (2000 – $175 million). This estimate is based on information currently available, including closure plans and alternatives, applicable regulations and planned spending on site restoration. At December 31, 2001 Falconbridge had provided $85.2 million (2000 – $74.3 million), in addition to ongoing capital and operating expenditures. The remaining balance will be accrued and expensed during the remaining lives of the operations.

In view of the uncertainties concerning future removal and site restoration costs, the ultimate costs to Falconbridge could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

10. Share capital

(a) Employee stock option plan

The Corporation has a stock option plan, through which options may be granted to directors, officers and employees for the purchase of common shares. Options were granted at prices equal to the closing market value on the last trading day or period prior to the grant. Stock options granted from 1997 through December 31, 1999 have a 10-year term and contain vesting provisions of 20% on the first anniversary date following the date of the grant, and a further 20% on each of the four subsequent anniversary dates. Stock options granted since January 1, 2000 have a 10-year term and the same vesting provisions; however, they also contain an accelerated vesting feature specifying that on the first day that the market price of the common shares is 20% greater than the exercise price of the option, the final tranche of unvested options outstanding on that date will immediately vest and be exercisable.

A summary of the status of the stock option plan and changes during the years is presented below:

	2001 Options ('000's)	2001 Weighted-average Exercise Price	2000 Options ('000's)	2000 Weighted-average Exercise Price
Outstanding, beginning of year	**2,827**	**$ 20.35**	2,446	$ 20.58
Granted	**1,107**	**15.93**	650	20.14
Exercised				
Purchase option	**(3)**	**15.67**	(6)	18.90
Market growth option	**(37)**	**15.86**	(114)	17.98
Cancelled	**(236)**	**27.48**	(149)	23.60
Outstanding, end of year	**3,658**	**$ 18.60**	2,827	$ 20.35

(Tabular figures in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes information about the stock options outstanding at December 31, 2001:

	Options Outstanding		
Range of Exercise Prices	Number ('000's) Outstanding at Dec. 31, 2001	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$15.67 to $18.90	**2,594**	**7.4**	**$ 16.75**
$20.14 to $26.25	**947**	**7.3**	**22.15**
$28.75 to $31.10	**117**	**5.1**	**31.10**
$15.67 to $31.10	**3,658**	**7.3**	**$ 18.60**

	Options Exercisable	
Range of Exercise Prices	Number ('000's) Exercisable at Dec. 31, 2001	Weighted-Average Exercise Price
$15.67 to $18.90	**946**	**$ 17.35**
$20.14 to $26.25	**503**	**23.17**
$28.75 to $31.10	**94**	**31.10**
$15.67 to $31.10	**1,543**	**$ 20.08**

(b) Preferred shares

On March 7, 1997 the Corporation issued 8,000,000 Units, at a price of $10.00 per Unit, with each Unit consisting of one Cumulative Preferred Share Series 1 (a "Preferred Share Series 1") and one Cumulative Preferred Share Series 2 Purchase Warrant (a "Warrant"). Since September 1, 1998, the quarterly dividend on Preferred Share Series 1 has been $0.02 per share. The holders of the Units had the right to acquire on certain dates, for each Unit held, one Cumulative Preferred Share Series 2 (a "Preferred Share Series 2") of the Corporation by the combined effect of tendering for conversion one Preferred Share Series 1 and the exercise of one Warrant together with the cash payment of $15.00 per Warrant. A total of 7,910,165 units were converted into Preferred Share Series 2.

Until March 1, 2004, the Preferred Share Series 2 will be entitled to fixed cumulative preferential dividends, as and when declared by the Board of Directors, which will accrue from the date of issue and be payable quarterly in the amount of $0.3672 per share or $1.4688 per share per annum. From March 1, 2004, the Preferred Share Series 2 will be entitled to floating adjustable cumulative preferential cash dividends as and when declared by the Board of Directors.

Holders of Preferred Share Series 2 will have the right to convert their shares into Cumulative Preferred Share Series 3 of the Corporation, subject to certain conditions on March 1, 2004 and every five years thereafter. On March 1, 2004, the Corporation may redeem for cash the Preferred Share Series 2, in whole but not in part, at the Corporation's option, at $25.00 per share plus accrued and unpaid dividends. Subsequent to March 1, 2004, the Corporation may redeem at any time for cash the Preferred Share Series 2, in whole but not in part, at the Corporation's option, at $25.50 per share plus accrued and unpaid dividends.

(c) Earnings and cash flow per common share

In 2001, the Corporation adopted the new Canadian Institute of Chartered Accountants (CICA) accounting standard Earnings per Share, retroactively with restatement of the prior year. The new standard requires the use of the treasury stock method to compute the dilutive effect of stock options. The adoption of the new standard did not have a material impact on the calculation of earnings per share.

Earnings and cash flow per common share have been calculated after deducting preferred share dividends of $12.0 million (2000 – $11.8 million) and have been based on the weighted average number of common shares outstanding during the year of 176,977,100 shares (2000 – 176,976,200 shares). Diluted earnings per share have been based on the weighted average number of common shares outstanding during the year of 177,060,100 shares (2000 – 177,108,500 shares).

11. Interest

Interest includes the following:

	Year ended December 31, 2001	2000
Interest on long-term debt	**$ 100,296**	$ 124,292
Interest on short-term debt	**102**	20
Interest income	**(13,725)**	(17,570)
	$ 86,673	$ 106,742

There was no interest capitalized in either year.

12. Collahuasi joint venture

Compañia Minera Doña Inés de Collahuasi S.C.M. (Collahuasi) is the corporation which owns the mining and water rights and other assets relating to the Collahuasi project and secured financing, conducts the operations and markets the products of the property.

The consolidated financial statements include Falconbridge's 44% share of the financial position, operating results and cash flow of Collahuasi as follows:

	2001	December 31, 2000
Financial position		
Assets		
Current assets	**$ 161,209**	$ 123,183
Property, plant and equipment	**1,248,031**	1,200,820
Other	**29,507**	29,024
Total assets	**$ 1,438,747**	$ 1,353,027
Liabilities and shareholders' equity		
Current liabilities	**$ 122,895**	$ 120,723
Long-term debt		
Senior debt	**404,635**	464,625
Intercompany debt	**395,967**	349,544
Other long-term liabilities	**87,247**	61,769
Pro rata share of net assets of the project	**428,003**	356,366
Total liabilities and shareholders' equity	**$ 1,438,747**	$ 1,353,027
Earnings		
Revenues	**$ 365,718**	$ 450,925
Pro rata share of earnings for the year	**$ 48,119**	$ 94,206
Cash flow		
Cash flow provided by (used in):		
Operating activities	**$ 144,964**	$ 162,403
Investing activities	**(49,904)**	(40,362)
Financing activities	**(61,049)**	(119,759)
Pro rata share of the increase in cash and cash equivalents	**$ 34,011**	$ 2,282

Current assets include cash of $73.2 million (2000 – $39.2 million) which is only available for use within the operation.

13. Segmented data

Falconbridge operates in one industry – mining, processing and marketing of mineral products. These activities are conducted through six segments – the Integrated Nickel Operations (INO), Kidd Creek, Falcondo, Collahuasi, Lomas Bayas and Corporate. The INO includes the accounts of the Corporation and all of its wholly owned subsidiaries engaged in the integrated operations of mining, milling, smelting, refining and marketing of metals mainly derived from Sudbury and Raglan nickel/copper ores and its custom feed business. Kidd Creek includes the mining, milling, smelting and refining of its own copper/zinc ores and its custom feed business. Falcondo mines, mills, smelts and refines its own nickel laterite ores. Collahuasi is a copper mine, in which Falconbridge owns 44%. Lomas Bayas mines and refines its own copper ores. Corporate includes general and administrative expenditures, exploration and research and development expenditures, foreign exchange gains and losses and other expenses.

The accounting policies used by these segments are the same as those described in the Summary of Significant Accounting Policies in note 1. Any sales and transfers between the segments are accounted for as if the sales or transfers were to third parties, that is, at current market prices. During the preparation of the internal financial statements the transfers between segments are eliminated.

As the products and services in each of the reportable segments, except for Corporate, are essentially the same, the reportable segments have been selected at the level where decisions are made on the provision of resources, capital and where performance is measured. For operations forming part of a reportable segment, performance is measured based on production targets, operating costs incurred and unit operating costs.

To provide better comparison of results of the segments the 2001 presentation of reportable segments reflects changes in the measurement of the contributions from the segments whereby income taxes, interest, exploration expenditures and non-controlling interests are not charged against any of the reportable segments. In addition, certain administrative expenses were re-aligned. Comparative amounts for 2000 have been restated to conform to the new presentation.

(a) Segmented information:

	Nickel		Copper				
(millions)	INO	Falcondo	Kidd Creek	Collahuasi	Lomas Bayas	Corporate and other	Total
Year ended December 31, 2001							
Ownership	**(100%)**	**(85.26%)**	**(100%)**	**(44%)**	**(100%)**	**(100%)**	
Revenues (a)	**$ 969**	**$ 237**	**$ 505**	**$ 366**	**$ 61**	**$ –**	**$ 2,138**
Operating income (loss)	**85**	**(18)**	**(64)**	**122**	**8**	**(107)**	**26**
Working capital	**269**	**76**	**58**	**67**	**(6)**	**18**	**482**
Depreciation, depletion and amortization	**160**	**12**	**75**	**74**	**10**	**–**	**331**
Property, plant & equipment	**1,348**	**121**	**895**	**1,380**	**231**	**13**	**3,988**
Capital expenditures & deferred project costs	**99**	**23**	**162**	**29**	**2**	**33**	**348**
Year ended December 31, 2000							
Ownership	(100%)	(85.26%)	(100%)	(44%)		(100%)	
Revenues (a)	$ 1,218	$ 367	$ 579	$ 451	$ –	$ –	$ 2,615
Operating income (loss)	286	111	35	207	–	(103)	536
Working capital	403	32	72	74	–	59	640
Depreciation, depletion and amortization	138	11	72	70	–	–	291
Property, plant & equipment	1,402	104	809	1,331	–	18	3,664
Capital expenditures & deferred project costs	101	28	67	21	–	33	250
Principal base of operations	Canada	Dominican Republic	Canada	Chile	Chile	Canada	

(a) Inter segment sales are eliminated during the preparation of the internal financial statements.

(Tabular figures in thousands of Canadian dollars, except where otherwise noted)

(b) Identifiable assets by geographic location are as follows:

	Total Assets		Property, Plant and Equipment	
	Year ended December 31,		Year ended December 31,	
(millions)	2001	2000	2001	2000
Canada	**$ 2,496**	$ 2,442	**$ 2,050**	$ 2,016
Chile	**1,874**	1,549	**1,585**	1,313
Barbados	**60**	158	**1**	1
Norway	**228**	231	**218**	222
Dominican Republic	**222**	256	**121**	104
Other	**189**	174	**13**	8
	$ 5,069	$ 4,810	**$ 3,988**	$ 3,664

(c) Consolidated sales revenues

(i) By geographic location of customers:

			Year ended December 31,	
		2001		2000
(millions)	Amount	%	Amount	%
Europe	**$ 855**	**40**	$ 945	36
U.S.	**684**	**32**	840	32
Other	**405**	**19**	530	20
Total foreign*	**1,944**	**91**	2,315	88
Canada	**194**	**9**	300	12
	$ 2,138	**100**	$ 2,615	100
*Includes sales by Canadian operations to foreign customers	**$ 1,075**		$ 1,188	

(ii) By product category:

			Year ended December 31,	
		2001		2000
(millions)	Amount	%	Amount	%
Nickel	**$ 638**	**30**	$ 827	32
Ferronickel	**238**	**11**	366	14
Copper	**794**	**37**	873	33
Zinc	**213**	**10**	251	10
Cobalt	**77**	**4**	117	4
Palladium	**124**	**6**	109	4
Other	**54**	**2**	72	3
	$ 2,138	**100**	$ 2,615	100

14. Financial instruments

The Corporation's Board of Directors approved a financial risk management policy addressing the philosophy, implementation and control of financial risk management and investment activities. Falconbridge manages its exposures by entering into contractual arrangements (derivatives) which reduce (hedge) the exposures by creating an offsetting position.

Falconbridge has significant investments in foreign domiciled operations. In addition, the Corporation has foreign currency denominated monetary assets and liabilities. Consistent, with the financial risk management policy, these items are hedged by issuing debt in the same currency as the investment, and by entering into forward exchange and option contracts. At December 31, 2001, the Corporation had outstanding foreign currency forward contracts relating to these exposures to sell a notional amount of U.S.$283.9 million, with maturity dates through May 2002 at an average exchange rate of Cdn$1.5757 (2000 – U.S.$300.0 million at Cdn$1.5355). If these contracts had been settled at December 31, 2001, the Corporation would have owed $4.9 million (2000 – received $10.9 million). At December 31, 2001 Falconbridge also had foreign currency forward contracts to sell U.S.$25.9 million (2000 – U.S.$25.1 million) for Chilean pesos to hedge certain expenditures associated with its Chilean operations for periods extending through March 2003. If these contracts had been settled at December 31, 2001, Falconbridge would have paid $0.8 million (2000 – paid $0.1 million).

Falconbridge's sales are denominated primarily in U.S. dollars and to a lesser extent in Euros, Yen and other foreign currencies, and it incurs expenses that are denominated in foreign currencies, which expose it to increased volatility in earnings due to fluctuations in foreign exchange rates. Falconbridge uses foreign currency forward exchange contracts and options to reduce these exposures by creating an offsetting position. The Corporation has foreign currency exchange contracts, designated as a hedge of its U.S. dollar sales revenue, to sell U.S.$400.0 million maturing over the next 24 months at an average exchange rate of Cdn$1.5485 (2000 – U.S.$480.0 million at Cdn$1.4654). In addition, the Corporation also has option contracts that if exercised, would result in additional sales of U.S.$105.0 million over the next 2 months (2000 – U.S.$40.0 million). If these contracts had been settled at December 31, 2001, the Corporation would have paid $17.8 million (2000 – paid $14.7 million). The Corporation has foreign currency exchange contracts, designated as a hedge of its Norwegian Kroner expenditures, to purchase 75.0 million Norwegian Kroner over the next 8 months at an average exchange rate of Cdn$0.1690 (2000 – 165.0 million Norwegian Kroner at Cdn$0.1656). In addition, the Corporation also has option contracts that if exercised, would result in additional purchases of 75.0 million Norwegian Kroner over the next 4 months (2000 – 15.0 million Norwegian Kroner). If these contracts had been settled at December 31, 2001, Falconbridge would have received $0.5 million (2000 – received $0.3 million).

Falconbridge's risk management policy provides for the limited use of financial instruments for discretionary trading purposes. However, Falconbridge normally does not acquire, hold or issue derivative financial instruments for trading purposes.

The fair value of Falconbridge's primary financial instruments, including cash and cash equivalents, accounts and metals settlements receivable, and accounts payable and accrued charges approximates their carrying value due to the short-term nature of these instruments. The fair value of the long-term debt and interest rate swaps is disclosed in note 6.

Falconbridge does not consider the credit risk associated with its financial instruments to be significant. Foreign currency and interest rate swap contracts are maintained with high quality counterparties and Falconbridge does not anticipate that any counterparties will fail to meet their obligation. Falconbridge does not have significant exposure to any individual customer and these risks are further managed through a highly effective credit management program. Falconbridge's policy is to enter into short-term investments in high quality debt obligations.

Falconbridge is exposed to interest rate risk as a result of its issuance of debt. Falconbridge reduces its borrowing costs and hedges its exposure to interest rate risk through the use of interest rate swaps and interest rate swap options, the details of which are disclosed in note 6.

15. Related party transactions

At December 31, 2001, Noranda Inc. (Noranda) owned, directly and indirectly, approximately 55.5% of the common shares of the Corporation. Falconbridge has entered into an agreement with a subsidiary of Noranda, whereby it acts as sales agent for all products, other than sulphuric acid and indium, produced at Falconbridge's Kidd Creek Operations. Falconbridge has also entered into a supply agreement with another subsidiary of Noranda which will purchase and resell Falconbridge's output of sulphuric acid. Accounts receivable, in the consolidated statements of financial position, includes $41.3 million (2000 – $38.9 million) receivable from Noranda relating to amounts being collected under the sales agreements and $3.5 million (2000 – $7.6 million) from purchases of material by Noranda. Falconbridge also has agreements with various other Noranda group companies for the purchase of custom feeds; the toll treatment of copper concentrates, blister copper and refinery slimes; and the sale of metals. The agreements with Noranda group companies are negotiated in the best interest of Falconbridge, on an arms length basis at market terms.

The following table details related party production and marketing transactions with Noranda Group Companies:

	Year ended December 31, 2001	2000
Sale of materials and technology to Noranda (a)	**$ 45,908**	$ 87,835
Purchase of materials from and smelting and refining fees paid to Noranda (b)	**2,791**	9,711
Commissions and agency fees paid to Noranda (c)	**1,586**	1,428
Fees paid relating to sulphuric acid (a)	**5,681**	10,561
Other (a), (b), (d)	**4,760**	7,029

Included in the Corporation's Consolidated Financial Statements in (a) *Revenues; (b) Cost of metal and other product sales; (c) Selling, general and* administrative expenses; (d) Other (income) expenses.

16. Commitments and contingencies

(a) The Corporation has received an exemption granted by the Ontario government, until December 31, 2009, from a requirement to refine in Canada ores mined from certain properties of the Corporation in Ontario. This exemption is limited to the quantity of nickel-copper matte capable of yielding not more than 100,000,000 pounds of refined nickel per year.

(b) From time to time, Falconbridge is involved in litigation, investigations or proceedings relating to claims arising out of its operations in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on Falconbridge's financial position or results.

17. Comparative amounts

Certain of the comparative figures have been restated to conform to the current year's presentation.

Ten-Year Review

(unaudited)	2001	2000	1999
Operating results ($000's)			
Revenues	**2,138,249**	2,614,596	2,173,479
EBITDA (1)	**356,911**	826,397	589,632
Depreciation, depletion and amortization	**330,853**	290,762	293,092
Earnings (loss) for the year	**15,967**	368,273	153,097
Operating cash flow	**354,447**	657,350	349,053
Capital expenditures and deferred project costs	**348,328**	249,628	169,687
Per common share data			
Net income (loss)	**0.02**	2.01	0.80
Cash dividends	**0.40**	0.40	0.40
Operating cash flow	**1.93**	3.65	1.91
Number of common shares issued at end of year (000's)	**176,977**	176,977	176,971
Financial position ($000's)			
Cash and equivalents	**198,315**	250,438	101,485
Total assets	**5,069,460**	4,809,995	4,737,044
Working capital	**482,396**	639,891	527,139
Property, plant and equipment, net	**3,987,676**	3,663,646	3,665,656
Long-term debt	**1,867,321**	1,462,012	1,575,047
Shareholders' equity	**2,280,008**	2,346,964	2,394,876
Total liabilities	**2,789,452**	2,463,031	2,342,168
Net debt/net debt plus equity	**42%**	34%	38%
Return on common shareholders' equity	**0%**	17%	6%
Return on net assets employed	**1%**	14%	10%
Production statistics (tonnes)			
Mined Nickel – Sudbury	**25,226**	23,234	35,678
– Raglan	**24,570**	23,089	19,524
– Falcondo	**21,662**	27,830	24,454
	71,458	74,153	79,656
Refined Nickel – FNA	**68,221**	58,679	74,137
– Falcondo	**21,662**	27,830	24,454
	89,883	86,509	98,591
Mined Copper – Sudbury	**22,858**	20,990	40,999
– Raglan	**6,915**	6,308	4,930
– Kidd Creek	**42,340**	54,926	67,429
– Collahuasi	**193,135**	186,073	185,739
– Lomas Bayas	**24,702**	–	–
	289,950	268,297	299,097
Refined Copper – FNA	**26,722**	25,307	33,262
– Kidd Creek	**127,824**	122,987	121,278
– Collahuasi	**26,180**	25,579	22,573
– Lomas Bayas	**24,702**	–	–
	205,428	173,873	177,113

Note:
(1) EBITDA - represents earnings before interest, income and mining taxes, depreciation and amortization, and non-controlling interest
N/A – not applicable – prior to the IPO in 1994

1998	1997	1996	1995	1994	1993	1992
1,673,756	2,092,597	2,145,003	2,323,608	1,960,335	1,432,953	1,650,780
176,114	441,770	609,643	709,116	455,200	194,848	400,337
195,332	187,159	184,571	158,351	160,967	159,528	157,953
(36,398)	137,047	247,926	333,222	131,252	(44,462)	74,694
176,926	391,775	540,377	554,230	329,044	188,149	306,891
658,554	1,023,962	686,404	251,017	102,441	85,606	157,599
(0.24)	0.75	1.40	1.89	N/A	N/A	N/A
0.40	0.40	0.40	0.40	N/A	N/A	N/A
0.96	2.19	3.05	3.14	N/A	N/A	N/A
176,968	176,968	176,946	176,848	N/A	N/A	N/A
99,805	129,702	316,815	464,266	307,548	31,829	108,346
4,798,741	4,313,907	3,595,248	3,309,130	2,901,903	2,536,939	2,764,733
425,434	479,085	696,470	928,805	640,903	153,157	329,068
3,931,841	3,398,993	2,535,308	2,068,060	1,850,222	1,911,040	1,986,733
1,725,639	1,136,363	636,809	619,801	473,389	1,627,466	1,765,360
2,318,040	2,320,015	2,180,843	2,001,849	1,732,602	240,792	285,052
2,480,701	1,993,892	1,414,405	1,307,281	1,169,301	2,296,147	2,479,681
41%	30%	13%	7%	N/A	N/A	N/A
(2%)	6%	11%	17%	N/A	N/A	N/A
(1%)	14%	25%	31%	N/A	N/A	N/A
38,348	38,225	42,546	34,254	37,313	38,223	35,308
16,365	–	–	–	–	–	–
25,209	32,545	30,376	30,885	30,758	23,861	27,535
79,922	70,770	72,922	65,139	68,071	62,084	62,843
70,152	62,702	61,584	53,238	67,955	56,817	55,687
25,209	32,545	30,376	30,885	30,758	23,861	27,535
95,361	95,247	91,960	84,123	98,713	80,678	83,222
46,235	42,663	48,890	41,588	44,388	44,046	36,594
4,365	–	–	–	–	–	–
67,143	75,751	86,157	83,401	80,693	109,044	108,300
–	–	–	–	–	–	–
–	–	–	–	–	–	–
117,743	118,414	135,047	124,989	125,081	153,090	144,894
31,658	32,870	33,938	34,333	39,415	37,205	39,259
114,987	114,594	99,109	101,984	104,948	98,041	94,673
–	–	–	–	–	–	–
–	–	–	–	–	–	–
146,645	147,464	133,047	136,317	144,363	135,246	133,932

Consolidated Results – 2001 and 2000 by Quarters

(unaudited)	2001 1st Qtr.	2001 2nd Qtr.	2001 3rd Qtr.
Operations (thousands, except per share data)			
Revenues	$ 532,466	$ 569,903	$ 522,192
Operating expenses			
Costs of metal and other product sales	409,791	386,808	399,681
Selling, general and administrative	30,071	27,214	30,357
Development and preproduction	14,453	18,741	23,072
Depreciation and depletion	57,808	57,531	61,764
Exploration	5,543	9,918	12,501
Research and process development	3,525	3,765	3,528
Other (income)/expenses	(5,671)	5,810	14,180
	515,520	509,787	545,083
Operating income (loss)	16,946	60,116	(22,891)
Interest	21,531	20,042	21,880
Earnings (loss) before taxes and non-controlling interest	(4,585)	40,074	(44,771)
Income and mining taxes	(9,512)	(16,061)	(20,049)
Non-controlling interest in earnings of subsidiaries	325	338	(820)
Earnings (loss) for the period	4,602	55,797	(23,902)
Dividends on preferred shares	2,970	2,971	2,970
Earnings (loss) attributable to common shares	$ 1,632	$ 52,826	$ (26,872)
Earnings (loss) per common share (1)	$ 0.01	$ 0.30	$ (0.15)
Weighted average number of shares outstanding (thousands)	176,977	176,977	176,977
Earnings (loss) contributions (thousands)			
Principal operations -			
Integrated Nickel Operations (INO)	$ (3,032)	$ 64,605	$ 18,594
Falconbridge Dominicana, C. por A.	5,089	7,013	(12,778)
Nickel Operations	2,057	71,618	5,816
Kidd Creek Operations	(6,158)	(14,553)	(18,375)
Collahuasi	35,416	32,177	25,921
Lomas Bayas	–	–	4,814
Copper Operations	29,258	17,624	12,360
Corporate and other	(14,369)	(29,126)	(41,067)
Operating income (loss)	16,946	60,116	(22,891)
Interest	21,531	20,042	21,880
Income and mining taxes expense (credit)	(9,512)	(16,061)	(20,049)
Non-controlling interest in earnings of subsidiaries	325	338	(820)
Earnings (loss) for the period	4,602	55,797	(23,902)
Dividends on preferred shares	2,970	2,971	2,970
Earnings (loss) attributable to common shares	$ 1,632	$ 52,826	$ (26,872)
Earnings (loss) per common share (1)	$ 0.01	$ 0.30	$ (0.15)
Metals Sales (tonnes, except precious metal revenues and silver)			
INO - Nickel	12,305	16,701	17,201
- Copper	5,870	7,213	9,784
- Precious metal revenues (thousands)	$ 53,827	$ 61,085	$ 36,099
Kidd Creek - Zinc (including metal in concentrate)	36,599	38,088	34,613
- Copper (including metal in concentrate)	29,686	26,796	23,316
- Silver (thousands of ounces)	1,004	613	858
Nickel in ferronickel	7,226	7,024	5,550
Collahuasi - Copper (including metal in concentrate)	47,007	49,150	47,694
Lomas Bayas - Copper	–	–	13,149
Average prices realized (U.S.$ per pound, except silver)			
Nickel	$ 3.18	$ 3.13	$ 2.67
Ferronickel	3.19	2.97	2.76
Copper	0.77	0.75	0.66
Zinc	0.50	0.46	0.41
Silver (per ounce)	4.54	4.41	4.21
Exchange rate before hedge (US$1=Cdn$)	$ 1.52	$ 1.55	$ 1.54
Exchange rate after hedge (US$1=Cdn$)	$ 1.49	$ 1.52	$ 1.52

Note:
1. See note 10(c) to the consolidated financial statements.

4th Qtr.	Year	1st Qtr.	2nd Qtr.	2000 3rd Qtr.	4th Qtr.	Year
$ 513,688	**$ 2,138,249**	$ 666,623	$ 753,573	$ 604,915	$ 589,485	$ 2,614,596
397,070	**1,593,350**	379,877	424,191	390,753	409,767	1,604,588
33,624	**121,266**	28,226	30,323	30,195	33,328	122,072
32,795	**89,061**	20,296	18,238	15,378	17,650	71,562
64,689	**241,792**	52,684	54,348	55,324	56,844	219,200
11,568	**39,530**	7,999	12,429	14,133	11,254	45,815
6,101	**16,919**	4,172	5,699	5,674	12,426	27,971
(4,046)	**10,273**	(4,122)	5,357	(4,742)	(8,740)	(12,247)
541,801	**2,112,191**	489,132	550,585	506,715	532,529	2,078,961
(28,113)	**26,058**	177,491	202,988	98,200	56,956	535,635
23,220	**86,673**	26,432	26,823	27,841	25,646	106,742
(51,333)	**(60,615)**	151,059	176,165	70,359	31,310	428,893
(29,780)	**(75,402)**	39,383	46,565	(22,766)	(10,539)	52,643
(1,023)	**(1,180)**	2,185	3,294	1,502	996	7,977
(20,530)	**15,967**	109,491	126,306	91,623	40,853	368,273
3,127	**12,038**	2,931	2,931	2,931	3,002	11,795
$ (23,657)	**$ 3,929**	$ 106,560	$ 123,375	$ 88,692	$ 37,851	$ 356,478
$ (0.13)	**$ 0.02**	$ 0.60	$ 0.70	$ 0.50	$ 0.21	$ 2.01
176,977	**176,977**	176,975	176,977	176,977	176,977	176,976
$ 4,439	**$ 84,606**	$ 111,225	$ 127,135	$ 34,519	$ 12,505	$ 285,384
(17,499)	**(18,175)**	31,056	46,990	19,466	13,647	111,159
(13,060)	**66,431**	142,281	174,125	53,985	26,152	396,543
(24,903)	**(63,989)**	7,077	17,810	10,709	(663)	34,933
28,840	**122,354**	44,732	45,094	58,140	58,712	206,678
2,804	**7,618**	–	–	–	–	–
6,741	**65,983**	51,809	62,904	68,849	58,049	241,611
(21,794)	**(106,356)**	(16,599)	(34,041)	(24,634)	(27,245)	(102,519)
(28,113)	**26,058**	177,491	202,988	98,200	56,956	535,635
23,220	**86,673**	26,432	26,823	27,841	25,646	106,742
(29,780)	**(75,402)**	39,383	46,565	(22,766)	(10,539)	52,643
(1,023)	**(1,180)**	2,185	3,294	1,502	996	7,977
(20,530)	**15,967**	109,491	126,306	91,623	40,853	368,273
3,127	**12,038**	2,931	2,931	2,931	3,002	11,795
$ (23,657)	**$ 3,929**	$ 106,560	$ 123,375	$ 88,692	$ 37,851	$ 356,478
$ (0.13)	**$ 0.02**	$ 0.60	$ 0.70	$ 0.50	$ 0.21	$ 2.01
19,032	**65,239**	17,221	17,166	13,756	13,736	61,879
11,647	**34,514**	12,405	15,701	9,922	5,510	43,538
$ 40,042	**$ 191,053**	$ 45,567	$ 55,722	$ 16,405	$ 35,623	$ 153,317
32,371	**141,671**	39,132	36,182	31,964	30,946	138,224
25,345	**105,143**	15,947	30,046	30,076	29,520	105,589
781	**3,256**	621	634	303	539	2,097
4,772	**24,572**	7,544	7,176	6,305	7,195	28,220
48,007	**191,858**	44,619	46,960	54,287	51,793	197,659
14,266	**27,415**	–	–	–	–	–
$ 2.36	**$ 2.79**	$ 4.21	$ 4.55	$ 3.85	$ 3.59	$ 4.09
2.29	**2.85**	3.96	4.58	3.74	3.61	3.98
0.65	**0.70**	0.82	0.80	0.87	0.85	0.84
0.38	**0.44**	0.56	0.55	0.57	0.54	0.55
4.35	**4.39**	5.44	4.80	5.04	4.87	5.03
$ 1.58	**$ 1.55**	$ 1.45	$ 1.48	$ 1.48	$ 1.52	$ 1.48
$ 1.54	**$ 1.52**	$ 1.46	$ 1.49	$ 1.49	$ 1.51	$ 1.49

Introduction
Falconbridge Limited's Board of Directors believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The governance of the Corporation is the responsibility of Falconbridge's Board of Directors and six committees of the Board; the Audit Committee, the Corporate Governance and Nominating Committee, the Environment, Safety and Health Committee, the Human Resources and Compensation Committee, the Independent Directors' Committee, and the Pension Investment Committee.

Board Mandate
The Board is responsible for supervising the management of the business and affairs of Falconbridge and to act with a view to the best interests of the Corporation.

The Board assumes the following stewardship responsibilities: the adoption of a strategic planning and budgeting process; the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks; succession planning, including appointing, training and monitoring senior management; a communications policy for the Corporation; and, the integrity of the Corporation's internal control and management information systems.

Shareholder Feedback
The Board believes that management should speak for the Corporation in its communications with its shareholders. Falconbridge has an investor relations department that is dedicated to working closely with members of the investment community, institutional investors and individual shareholders. Shareholders receive timely dissemination of information and the Corporation has procedures in place to obtain and respond to feedback from its shareholders. The Board reviews Falconbridge's major communications with shareholders and the public including quarterly press releases, the annual management information circular and the annual report.

Expectations of Management
The Board believes that management is responsible for the development of long-term strategies for the Corporation. Special meetings of the Board of Directors are held from time to time to deal with long-term strategies of the Corporation. The Board appreciates the value of having selected senior officers attend board meetings to provide information and opinions to assist the directors in their deliberations.

Falconbridge's full statement of corporate governance practices can be found in the 2001 Management Information Circular. For a copy, contact our Corporate Secretary's department at (416) 956-5741.

Board of Directors

Alex Balogh,
Chairman of the Board, Falconbridge Limited. Deputy Chairman, Noranda Inc. Corporate Director. Appointed 1989. *(2, 4, 6)*

Jack Cockwell,
Co-Chairman, Brascan Corporation. Appointed 1995. *(4)*

Robert Harding,
Chairman, Brascan Corporation. Appointed 2000. *(1, 3, 6)*

David Kerr,
Chairman & Chief Executive Officer, Noranda Inc. Appointed 1989. *(2, 4)*

Edmund King,
Deputy Chairman, McCarvill Corporation. Appointed 1994. *(2, 4, 5, 6)*

Neville Kirchmann,
President & Chief Executive Officer, The Princess Margaret Hospital Foundation. Appointed 1997. *(1, 4, 5)*

Mary Mogford,
Corporate Director & Partner, Mogford Campbell Inc. Appointed 1995. *(1, 3, 5)*

Derek Pannell,
President & Chief Executive Officer, Falconbridge Limited. President & Chief Operating Officer, Noranda Inc. Appointed 2001. *(7)*

David Race,
Corporate Director. Appointed 1994. *(1, 3, 5)*

Aaron W. Regent,
Executive Vice President & Chief Financial Officer, Noranda Inc. Appointed 2002.

James Wallace,
President, Pioneer Construction Inc. Appointed 2001. *(1, 5, 6)*

Committees
1 Audit Committee
2 Corporate Governance and Nominating Committee
3 Environment, Safety and Health Committee
4 Human Resources and Compensation Committee
5 Independent Directors' Committee
6 Pension Investment Committee
7 Ex-officio non-voting member on all committees

Falconbridge Limited
Suite 1200
95 Wellington Street West
Toronto, Ontario, Canada
M5J 2V4
Telephone: (416) 956-5700
Fax: (416) 956-5757

Nickel Operations

Sudbury Mines/Mill
Onaping, Ontario
P0M 2R0
Telephone: (705) 966-3411
Fax: (705) 966-6544
Allen Hayward
Vice President &
General Manager

Sudbury Smelter
Falconbridge, Ontario
P0M 1S0
Telephone: (705) 693-2761
Fax: (705) 699-3932
David Rae
General Manager

Société minière Raglan du
Québec ltée
120, avenue de l'Aéroport
Rouyn-Noranda, Quebec
J9X 5B7
Telephone: (819) 762-7800
Fax: (819) 797-0531
Al Giroux
Manager, Raglan Operations

Falconbridge Nikkelverk A/S
Serviceboks 604
N-4606 Kristiansand South,
Norway
Telephone: 47-38-10-10-10
Fax: 47-38-10-10-11
Edward Henriksen,
Managing Director

Falconbridge Dominicana,
C. por A.
Bonao, Dominican Republic
Telephone: (809) 682-6041
Fax: (809) 221-8423
Enrique Lithgow
President & General Manager

Custom Feed

Falconbridge International
Limited
Suite 201, Stevmar House
Rockley, Christ Church,
Barbados
Telephone: (246) 435-9969
Fax: (246) 435-9978
Ric Lorrimer, President

Falconbridge International S.A.
Avenue Lloyd George 7, Box 2
B – 1000 Brussels, Belgium
Telephone: (32-2) 401-8330
Fax: (32-2) 401-8331
Michael McSorley, Chairman

Copper Operations

Compañia Minera Doña Inés
de Collahuasi S.C.M.
Av. Andrés Bello 2687, Piso 11
Las Condes-Casilla 180
Santiago, Chile
Telephone: (56-2) 362-6500
Fax: (56-2) 362-6562
Thomas Keller, Chief
Executive Officer

Kidd Mining Division
Postal Bag 2002
Timmins, Ontario P4N 7K1
Telephone: (705) 264-5200
Fax: (705) 267-8709
Dan Gignac
General Manager

Kidd Metallurgical Division
Postal Bag 2002
Timmins, Ontario P4N 7K1
Telephone: (705) 235-8121
Fax: (705) 235-7318
Claude Ferron
General Manager

Compañia Minera
Falconbridge Lomas Bayas
Galleguillos Lorca 1610
Antofagasta, Chile
Telephone: (56) 55 252-577
Fax: (56) 55 227-348
Gerald Wolfe, General
Manager

Corporate

Marketing and Sales Subsidiaries and Offices

Falconbridge Europe S. A.
Avenue Lloyd George 7, Box 2
B – 1000 Brussels, Belgium
Telephone: (32-2) 401-8200
Fax: (32-2) 401-8201
John Smillie, President

Falconbridge (Japan) Ltd.
Nihonbashi First Building 8F
2-19, Nihonbashi 1-Chome
Chuo-ku, Tokyo 103, Japan
Telephone: (81-3) 3272-0900
Fax: (81-3) 3272-0901
Toshiaki Oiwa, President

Falconbridge U.S. Inc.
Twin Towers – Suite 245
4955 Steubenville Pike
Pittsburgh, Pennsylvania
U.S.A. 15205-9604
Telephone: (412) 787-0220
Fax: (412) 787-0287
James Moore, President

Exploration Offices

21C Murray Park Road
Winnipeg, Manitoba R3J 3S2
Telephone: (204) 888-9860
Fax: (204) 885-4152
Dean MacEachern
Regional Geologist

Technology Centre
P.O. Box 40
Falconbridge, Ontario
P0M 1S0
Telephone: (705) 693-2761
Fax: (705) 699-3600

Anthony Green
Manager, Platinum Group
Metals Exploration

Michael Welch
Manager of Geology
Sudbury Region

P.O. Bag 2002
Timmins, Ontario P4N 7K1
Telephone: (705) 264-5200
Fax: (705) 267-8996
Damien Duff
Manager of Geology,
Timmins Region

3296, Avenue Francis-Hugues
Laval, Québec
H7L 5A7
Telephone: (450) 668-2112
Fax: (450) 668-2929
James Robertson
Regional Exploration Manager
North America & Greenland

Falconbridge (Australia) Pty.
Limited
Exploration Division
57 Coronation Drive
Level 3, Suite A
Brisbane QLD 4000
Australia
Telephone: (617) 3238-2300
Fax: (617) 3236-5717
Roger Billington
Manager, Laterite Exploration

Falconbridge Ventures of Africa
(Pty.) Ltd.
PO Box 12708
Hatfield 0028
Pretoria
South Africa
Telephone: 27(12) 348-2182
Fax: 27(12) 348-2117
John Blaine,
Regional Exploration
Manager, Africa

Falconbridge East Limited
Representative Office
Mosfilmovskaya 54, Korp B,
kv. 52
119590 Moscow
Russia
Telephone: (7-502) 226-11-10
Fax: (7-502) 226-11-01
Andrei Sliouniaev,
Regional Geologist

Falconbridge Brasil Ltda.
Avenida Afonso Pena 2770
2nd Andar
30130-007 - Funcionarios
Belo Horizonte - MG
BRASIL
Telephone: (55-31) 3281-2800 ext.111
Fax: (55-31) 3281-5595
Paul Nagerl, Regional Geologist

Subsidiaries, Project Offices and Associated Companies

Falconbridge Chile S.A.
Av. 11 de Septiembre 2353
Torre San Ramon, Piso 10
Providencia
Santiago, Chile
Telephone: (56-2) 339-2600
Fax: (56-2) 231-5237
Michael Dufresne, General Manager

Falconbridge Nouvelle Calédonie SAS
9 rue Austerlitz, 6e étage
BP MGA 08
Nouméa Cedex 98802
Nouvelle Calédonie
Telephone: (687) 246-040
Fax: (687) 246-049
Bruce Dumville
Project Director

Falconbridge (Australia) Pty Ltd.
Suite 701, Level 7
Toowong Tower -
9 Sherwood Road
Toowong, Queensland, 4066
Australia
Tel: (617) 3721-4222
Fax: (617) 3871-1379
Brian Hill, Managing Director

Falconbridge France SAS
17 Square Edouard VII
75009 Paris
Tel: 33 (01) 53-43-51-60
Fax: 33 (01) 53-43-51-62
Derek Job, President

Officers & Senior Management

Alex Balogh
Chairman of the Board

Derek Pannell
President &
Chief Executive Officer

Lars-Eric Johansson
Senior Vice President &
Chief Financial Officer

Warren Holmes
Senior Vice President
Canadian Mine Operations

Jeffery Snow
Senior Vice President
Corporate Affairs

Brent Chertow
Vice President
Metallurgical Plants Operations

Michael Dufresne
General Manager
Falconbridge Chile S.A.

Claude Ferron
General Manager
Kidd Metallurgical Division

Dan Gignac
General Manager
Kidd Mining Division

Al Giroux
General Manager
Raglan Operations

Anthony Hannaford
Vice President
Metallurgical Technology

Allen Hayward
Vice President &
General Manager
Sudbury Mines/Mill

Edward Henriksen
Managing Director
Falconbridge Nikkelverk A/S

Joseph Laezza
Vice President
Marketing, Sales &
Custom Materials

Enrique Lithgow
President &
General Manager
Falconbridge Dominicana, C. por A.

Ann Marie Lorenz
Vice President
Human Resources

Michael McSorley
Chairman
Falconbridge International S.A.

Thomas Pugsley
Vice President
Projects & Engineering

David Rae
General Manager
Sudbury Smelter

Paul Severin
Vice President
Exploration

Robert Telewiak
Vice President
Environment

Gerald Wolfe
General Manager
Compañía Minera
Falconbridge Lomas Bayas

Michael Young
Vice President
Business Development

Robert Burrow
Controller

Dean Chambers
Treasurer

Craig Duff
Assistant Treasurer

Lloyd Dunham
Director
Information Systems

George Gordon
Secretary &
Assistant General Counsel

Patrice Lafrance
Assistant Secretary

Shareholder Information

Stock Exchange Listing

Toronto, Trade Symbol:
FL (Common Shares)
FL.PR.A (Preferred Shares Series 2)

Index Listings

TSE 300, TSE Metals & Minerals Index, TSE Mid Cap

Outstanding Shares (millions)

December 31, 2001

Common Shares	177.0
Preferred Shares Series 1	0.1
Preferred Shares Series 2	7.9

Annual Dividend Per Share

Common Shares	40¢
Preferred Shares Series 1	8¢
Preferred Shares Series 2	$1.4688

Falconbridge Dividend Policy

Falconbridge views common share dividends as an important part of a shareholder's return on investment. As a result, it tries to pay a common share dividend at all points of the economic cycle, as long as the payment does not impair the Corporation's financial position. It is expected that the common share dividend will increase or decrease to reflect the Corporation's operating results and financial position.

The preferred shares of each series issued by the Corporation rank in priority to the common shares with respect to the payment of dividends.

Auditors

Deloitte & Touche LLP
Toronto, Ontario

Annual Meeting

The annual meeting of the shareholders will be held on April 19, 2002 at the Design Exchange, Trading Floor, 234 Bay Street, Toronto at 11 a.m.

Transfer Agents & Registrars

For information regarding dividend cheques, share certificates, stock transfers etc., please contact:
Computershare Trust Company of Canada
Telephone: 1-800-663-9097 or (416) 981-9633
Fax: (416) 981-9507
caregistryinfo@computershare.com

Investor and Analyst Inquiries

Marguerite Manshreck-Head
Director, Investor Relations
Telephone: 416-956-5765
invest@falconbridge.com

General and Media Inquiries

Caroline Casselman
Director, Communications & Public Affairs
Telephone: 416-956-5781
corpcom@falconbridge.com

Visit our website

Browse www.falconbridge.com to learn more about Falconbridge and the mining industry.

Version Française

La version française du rapport annuel sera fournie sur demande.

Share Trading Information

	Quarter	Common Share Volume (Millions)	Low	High
2001	**First**	**23**	**$ 15.60**	**$ 19.30**
	Second	**25**	**16.00**	**20.15**
	Third	**17**	**14.00**	**17.25**
	Fourth	**26**	**13.90**	**15.93**
2000	First	21	$ 18.05	$ 27.00
	Second	22	17.45	25.10
	Third	23	16.15	19.75
	Fourth	31	15.55	18.60

Design: New Region Design Inc., Printed in Canada


Falconbridge is committed to the responsible and profitable growth of our core nickel and copper businesses
Falconbridge Limited
95 Wellington West
Suite 1200
Toronto, Ontario
M5J 2V4
Phone (416) 956-5700
www.falconbridge.com
corpcom@falconbridge.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)

March 19, 2002

By: P.D. Lafrance – Assistant Secretary